Exhibit 6.6

SHARE PURCHASE AGREEMENT

between

2682534 Ontario Corporation

-and-

Joycelyn David

-and-

RAD Canadian Holdings, Inc.

dated

June 19, 2026

SHARE PURCHASE AGREEMENT

SHARE PURCHASE AGREEMENT dated as of June 19, 2026 (this “Agreement”) between RAD Canadian Holdings, Inc., a corporation existing under the laws of the Province of Ontario (the “Purchaser”), Joycelyn David, an individual residing in the Province of Ontario (the “Principal”) and 2682534 Ontario Corporation, a corporation existing under the laws of the Province of Ontario (the “Vendor”).

RECITALS

A.	AV Communications Inc. is a corporation existing under the laws of the Province of Ontario (the “Target”).

B.	The Vendor owns of all of the issued and outstanding shares of the Target.

C.	The Vendor wishes to sell, and the Purchaser wishes to purchase, seventy percent (70%) of the issued and outstanding shares of the Target.

D.	The Principal controls the Vendor and, therefore, she will receive substantial direct and indirect benefit from the completion of the Transaction.

NOW THEREFORE, in consideration of the payment of the Purchase Price by the Purchaser to the Vendor, and the delivery of the Purchased Shares by the Vendor to the Purchaser, and the other representations, warranties, covenants and indemnities contained herein, the parties to this Agreement agree as follows:

Article 1
Definitions and Interpretation

1.1	Certain Defined Terms

Capitalized terms not otherwise defined herein will have the meaning and effect set out below.

“2019 Share Purchase Agreement” means the Share Purchase Agreement dated July 1, 2019 between the Vendor, 2307339 Ontario Inc., 2307336 Ontario Inc. and the Principal.

“Accounting Principles” means, in respect of the Estimated Closing Statement, the Closing Statement and the items to be computed therein, generally accepted accounting principles for private enterprises (commonly referred to as ASPE) as set out in Part II of the CPA Canada Handbook – Accounting, as applicable, at the relevant time, consistently applied.

“Acquisition Proposal” means any inquiry, proposal or offer by any Person relating to a merger, consolidation, share purchase, share exchange, issuance of securities, debt or equity financings, liquidation, recapitalization or other business combination involving the Vendor, any proposal or offer to acquire in any manner an interest in, or a portion of the Business, properties or assets of the Target (other than in the Ordinary Course of Business), any proposal or offer with respect to any recapitalization or restructuring with respect to the Target or any proposal or offer with respect to any other transaction similar to any of the foregoing with respect to the Target or the Vendor.

“Adjustment Escrow Amount” means Two Hundred Ten Thousand Dollars ($210,000), plus any interest as may be accrued thereon.

“Affiliate” means, with respect to any Person, any (i) other Person directly or indirectly Controlled by or under common Control with such first Person, (ii) any Family Member of such individual Person or officer, director or manager of such non-individual Person, or (iii) any Person Controlled by or under common Control with any Person referred to in (i) or (ii) above.

“Ancillary Agreements” means, collectively, the Employment Agreement, Restrictive Covenants Agreements and all other agreements, certificates, instruments and documents contemplated herein or executed and delivered in connection with the Transaction.

“Annual Financial Statements” means the audited balance sheet of the Target as of June 30, 2024 and June 30, 2025 and the related statements of income, retained earnings, cash flows and changes in financial position for the years then ended and the notes to such financial statements.

“Applicable Law” means, with respect to a referenced Person or matter, any domestic or foreign statute, law (including the common law), ordinance, rule, regulation, restriction, regulatory policy or guideline, by law (zoning or otherwise), codes or standards of any Governmental Entity, common law obligation, or any Order, or any consent, exemption, approval or licence of any Governmental Entity, binding upon, or applicable to, such Person or matter.

“Applicable Privacy Laws” means any Applicable Laws or Orders applicable to the processing and secure protection of Personal Information which are applicable to all or any part of the Business and the Target, and all Applicable Laws and Orders related to breach notification, including the Personal Information Protection and Electronic Documents Act (Canada), the Personal Information Protection Act (British Columbia), the Personal Information Protection Act (Alberta), and an Act respecting the protection of personal information in the private sector (Québec), as each may be amended, modified, restated or replaced from time to time and any applicable court judgments, rulings, findings, interpretation bulletins, guidance documents or fact sheets issued by any Governmental Entity.

“Authorization” means, with respect to any Person, any Order, license, permit, approval, consent, ruling, notification, waiver, certificate, certification, registration, authorization, right to do business, privilege, concession or franchise issued, granted, conferred or otherwise created: (i) by a Governmental Entity or required by Applicable Law; or (ii) by any standardization, association or certification body.

“Base Purchase Price” means Seven Million Three Hundred Fifty Thousand Dollars ($7,350,000).

“Books and Records” means all books, records, books of account, sales and purchase records, lists of customers, vendors, prospects and suppliers, Tax Returns and worksheets, correspondence with any Governmental Entity or external advisors relating to Taxes, business plans and projections, plans, Organizational Documents and all other documents, files, records and other data and information of the Target, including all data and information stored electronically or on other computer related media.

“Business” means the business carried on by the Target as of the date hereof, being the business of a multicultural marketing and media company.

“Business Day” means any day, other than a Saturday, Sunday or statutory holiday in the Province of Ontario, on which commercial banks in such Province are open for business.

“Capital and Equipment Leases” means, with respect to the Target, all capital Contracts, equipment Contracts and any other Contracts for the use or rent of an asset or equipment from a lessor.

“Cash” means, as of any applicable time of determination, all cash and cash equivalents held by the Target, calculated on a consolidated basis, which will be (i) reduced by any cash which is not freely usable by the Target because it is subject to (A) restrictions, limitations or Taxes on use or distribution by Applicable Law, Contract or otherwise, including restrictions on dividends and repatriations or any other form of restriction, (B) any amounts held in escrow or trust, including those posted or deposited with or in favour of any Governmental Entity, to support the Target’s financial responsibility or bonding requirements, (C) cash and cash equivalents held in respect of securing rent deposits or serving as collateral, (D) customer deposits, equipment deposits, refund claims and credits, (E) cash posted to support letters of credit or performance, (F) amounts held in escrow to secure any obligation of the Target, and (G) proceeds of any casualty loss with respect to any assets held or owned by the Target (to the extent that any such asset has not been repaid or replaced or the liability for the repair or replacement of such assets has not been paid or accrued as a current liability in Closing Working Capital) and (ii) adjusted for any other proper reconciling items under GAAP.

“CASL” means Canada’s Anti-Spam Law, being an act to promote the efficiency and adaptability of the Canadian economy by regulating certain activities that discourage reliance on electronic means of carrying out commercial activities, and to amend the Canadian Radio-television and Telecommunications Commission Act, the Competition Act (Canada), the Personal Information Protection and Electronic Documents Act and the Telecommunications Act (Canada), as may be amended, modified, restated or replaced from time to time, and all demands, Orders, undertakings, and administrative penalties issued or compliance agreements of any Government Entities made under same.

“Closing” means the closing of the Transaction on the Closing Date, with effect as of 12:01 A.M. (Toronto time) on the Closing Date.

“Closing Cash” means the Cash as of immediately prior to Closing less any Cash used, transferred, distributed or otherwise applied (other than Cash used to pay current liabilities that are included in Closing Working Capital) between such time and the Closing.

“Closing Indebtedness” means the Indebtedness as at Closing.

“Closing Transaction Expenses” means all Transaction Expenses that are unpaid as at Closing.

“Closing Working Capital” means the Working Capital as at Closing.

“Collective Agreement” means any collective agreement, letter of understanding, letter of intent or other written communication with any labour union or employee association that governs the terms and conditions of employment of any Employee.

“Company Software” means all Software owned by the Target and all licenses for Software licensed by the Target, including the source code and object code thereof, and all documentation related to the Company Software.

“Confidential Information” means the non-public and proprietary information of the Target including non-public and proprietary Intellectual Property of the Target and non-public and proprietary information related to the Business and includes all information disclosed by or on behalf of the Vendor to the Purchaser orally, electronically, visually or in a tangible form. Confidential Information includes pricing, trade secrets, documentation, data, techniques, marketing plans, strategies, client lists, employee information, financial information and any Personal Information.

“Contract” means any agreement, undertaking, indenture, contract, lease, deed of trust, licence, option, instrument or other legally binding commitment, whether written or oral, other than an Authorization.

“Control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of that Person, whether through ownership of voting securities, by contract or otherwise.

“Copyleft Software” means any software whose license requires, as a condition of use, modification or distribution of the Copyleft Software, that such Copyleft Software, or modifications or derivative works thereof: (i) be made available or distributed in source code form; or (ii) be licensed for the purposes of preparing derivative works or distribution at no fee. Copyleft licenses include all versions of the GNU General Public License, all versions of the GNU Lesser General Public License, the Mozilla Public License, the Common Development and Distribution License and the Eclipse Public License.

“COVID-19 Relief Programs” means the Canada Emergency Wage Subsidy, the Temporary Wage Subsidy, the Canada Emergency Rent Subsidy, the Canada Recovery Hiring Program, and any other novel coronavirus (COVID-19) related direct or indirect wage or rent subsidy offered by a Canadian federal, provincial, or local Governmental Entity.

“COVID-19 Returns” means any and all returns, reports, records, calculations, declarations, elections, attestations, notices, forms, designations, filings, and statements filed or required to be filed, or required to be kept on file in respect of CEWS.

“Damages” means, with respect to any Person, any loss, liabilities, damages, assessments, responsibilities, obligations, fines, penalties, Taxes, bonds, dues, assessments, fines, fees, costs (including costs of investigation, defense and enforcement of this Agreement), expenses or amounts paid in settlement or other expenses (whether or not involving a Third Party Claim or a Proceeding) including all costs, fees and expenses of legal counsel and other experts, suffered or incurred by such Person; provided, however, that “Damages” shall not include punitive, special and similar damages except to the extent awarded pursuant to a Third Party Claim.

“Deposit” means One Hundred Thousand Dollars ($100,000).

“Employee Plans” means all plans, programs, agreements and arrangements (whether oral or written, formal or informal, funded or unfunded) maintained for, available to or otherwise relating to the employees of the Target or which the Target maintains, sponsors, contributes to or funds or in respect of which the Target is in any way liable whether or not insured and whether or not subject to any Applicable Law, including retirement, savings, pensions, supplemental pensions, bonuses, profit sharing, deferred compensation, incentive compensation, share purchase, share appreciation, share option, welfare, life, accident, hospitalization, health, medical or dental treatment or expenses, disability, vision, employment or unemployment insurance benefits, employee loans, vacation pay, or other benefit plan, other than benefit plans established pursuant to statute.

“Employment Agreement” means the employment agreement between the Target and the Principal.

“Encumbrances” means any encumbrances, liens (statutory or otherwise), charges, hypothecs, pledges, mortgages, title retention devices, security interests of any nature, conditional sales, adverse claims, exceptions, restrictions, easements, encroachments, rights of way, rights of occupation, rights of first offer or refusal or similar rights, any matters capable of registration against title, options, rights of pre-emption, privileges, voting trusts or similar agreements of any kind or any contract to create any of the foregoing or demands of any nature whatsoever or howsoever arising.

“Escrow Agent” means Laurel Hill Escrow Services Company.

“Escrow Agreement” means the escrow agreement between the Purchaser, the Vendor and the Escrow Agent to be entered into on the Closing Date.

“Escrow Amount” means an amount in cash equal to the Indemnity Escrow Amount plus the Adjustment Escrow Amount, which will be held by the Escrow Agent pursuant to the terms and conditions of this Agreement and the Escrow Agreement.

“Family Member” means, in respect of an individual, any sibling, direct descendant (including adopted children or grandchildren), parent, grandparent or spouse of such individual, or any trust or other entity created for the benefit of such individual.

“Financial Statements” means, collectively, the Annual Financial Statements and the Interim Financial Statements.

“Fundamental Representations” means the representations and warranties set out in Section 3.1(a) (Capacity to Enter Agreement), Section 3.1(b) (Binding Obligation), Section 3.1(c)(i) (Absence of Conflict), Section 3.1(e) (Title to Purchased Shares), Section 3.1(h) (No Options; No Subsidiaries), Section 3.1(i) (No Other Agreements to Purchase), Section 3.1(j) (Corporate Existence of Corporation), Section (mm) (Non-Arm’s Length Transactions), Section 3.1(oo) (Brokers) and Section 3.1(pp) (Pre-Closing Reorganization).

“GAAP” means the United States generally accepted accounting principles, as applicable, at the relevant time, consistently applied.

“Governmental Entity” means any (i) international, multinational, national, federal, provincial, state, regional, municipal, local, or other government, governmental, or public department, central bank, court, tribunal, arbitral body, commission, commissioner, cabinet, board, bureau, minister, ministry, agency or instrumentality, domestic or foreign; (ii) any subdivision, agent or authority of any of the foregoing; (iii) quasi-governmental or private body including any tribunal, commission, regulatory agency or self-regulatory organization exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing, or (iv) securities authority or stock exchange.

“GST/HST” means the goods and services tax or harmonized sales tax levied under Part IX of the Excise Tax Act (Canada) and any similar value-added or multi-staged Tax imposed by any province.

“Indebtedness” means, as of any applicable time of determination, without duplication and on a consolidated basis, the following: (i) all indebtedness for borrowed money including all amounts required to be paid to retire, satisfy or otherwise fully discharge the obligations of the Target under any debt instruments as of the Closing Date (or as of the first date thereafter on which the Target is permitted to do so in accordance with the terms of the documents governing such debt instruments); (ii) all liabilities evidenced by bonds, debentures, notes or other similar instruments or debt securities, including any shareholder loans; (iii) all liabilities under or in connection with letters of credit or bankers’ acceptances or similar items; (iv) all liabilities for deferred purchase price of property or services (other than those trade payables incurred in the Ordinary Course of Business and included in the calculation of Closing Working Capital) and all deferred purchase price liabilities related to past acquisitions, whether contingent or otherwise (including any “earn-out” or similar payments or obligations at the maximum amount payable in respect thereof); (v) all liabilities arising from cash/book overdrafts; (vi) all unpaid severance or termination obligations (including all unpaid bonuses, if any), including all employer Taxes related to such obligations; (vii) all accrued but unpaid vacation pay; (viii) the amount of all bonuses or other incentive compensation that have been or should have been accrued or are earned and unpaid for, or payable to, or for the benefit of, the directors, managers, officers, employees or consultants of the Target prior to or at the time of the Closing, including all employer Taxes related to any such bonuses or other incentive compensation; (ix) all liabilities under capitalized leases or leases that in accordance with GAAP are or will be required to be capitalized; (x) all liabilities under conditional sale or other title retention agreements; (xi) any net settlement amount in favor of any third-party to any interest rate or other hedging agreement; (xii) all accrued or unpaid income Taxes payable by the Target in respect of any Pre-Closing Tax Period; (xiii) all obligations to purchase, redeem, retire, defease or otherwise make any payment in respect of any equity interests of the Target (including any declared dividends that remain outstanding as of the Closing); (xiv) all indebtedness of others guaranteed by the Target or secured by any Encumbrance on the assets of the Target; and (xv) the amount of underfunding of any Pension Plan or retiree welfare benefit plan. Notwithstanding the foregoing, (i) any amounts included in the computation of Working Capital or Transaction Expenses shall not be included in Indebtedness, and (ii) any amounts payable by the Vendor pursuant to the 2019 Share Purchase Agreement shall not be included in Indebtedness.

“Indemnity Escrow Amount” means Six Hundred Sixty One Thousand Five Hundred Dollars ($661,500), plus any interest as may be accrued thereto.

“Intellectual Property” means all intellectual property, industrial and proprietary rights, both statutory and under common law, in all jurisdictions worldwide, whether registered or unregistered, individually or collectively, including all rights in, to and under and all rights arising from or in respect of: (i) trade-marks, including all applications and registrations, service marks, common law trade-marks, trade dress, logos, and slogans, and the goodwill of the business symbolized thereby or associated therewith, and all common law rights to, all applications, registrations and renewals for or of, and all rights associated with any of the foregoing; (ii) all works of authorship (whether copyrightable or not), copyrights, copyrightable works, copyright registrations and registrations, renewals and applications related to the foregoing; (iii) patents, provisional patent applications, applications for patents and reissues, divisions, continuations, renewals, extensions and continuations-in-part of patents or patent applications; (iv) trade names, business names, corporate names, all internet uniform resource locators, internet domain name registrations, website names and world wide web addresses, social media accounts and social media handles; (v) proprietary and non-public business information, including inventions (whether patentable or not and whether or not reduced to practice), invention disclosures, improvements, discoveries, trade secrets, confidential information, know-how, show-how, methods, processes, designs, technology, technical data, schematics, formulae, recipes and customer lists, and documentation relating to any of the foregoing; (vi) all Software; (vii) all moral, economic and common law rights of authors and inventors, however denominated, throughout the world; (viii) anything that would constitute a “trade secret” under Applicable Law; (ix) all goodwill associated with any of the foregoing; (x) all income, royalties, Damages and payments now and hereinafter due and/or payable with respect to any of the foregoing, including Damages and payments for past or future infringements or misappropriations thereof; and (xi) all rights to sue for past, present and future infringements or misappropriations of any of the foregoing.

“Interim Financial Statements” means the unaudited balance sheet of the Target for the six month period ending on December 31, 2025 and the statements of income, cash flow and changes in shareholders’ equity of the Target for the period beginning on July 1, 2025 and ending on December 31, 2025.

“IT Assets” means any combination of the Software, computer hardware (whether general or special purpose), telecommunications systems and connections (including all voice, data, and video networks), computing platforms, data storage systems and other similar or related items of automated, computerized, and/or software systems and any other networks or systems and related services (including any of the foregoing provided or accessible on a cloud-based or similar model), information technology equipment and associated documentation that are used or relied on by the Target in the conduct and operation of the Business.

“Key Employees” means the Principal, Xixue (Shirley) Leng, Tonia Au, Ulyssis Enrico, Hassan Iqbal and Shaharyar Irfan.

“knowledge of the Vendor” means the actual or constructive knowledge that the Vendor and the Principal has or would have after due and diligent inquiry into the relevant matter.

“Latest Balance Sheet Date” means December 31, 2025.

“Material Adverse Effect” means any effect, occurrence, fact, condition or change, whether individually or in the aggregate, that has been or is reasonably expected to be materially adverse, either individually or in the aggregate: (i) to the operations, prospects, assets or condition (financial or otherwise) of the Target or the Business; or (ii) to the ability of any party to timely consummate the Transaction, except that, solely for the purposes of the foregoing clause (i) above, none of the following, either alone or in combination, shall be considered in determining whether there has been a “Material Adverse Effect” or a breach of a representation, warranty, covenant or agreement that is qualified by the term “Material Adverse Effect”: (a) any adoption, proposal, implementation or change in applicable accounting principles or any Applicable Law or any enforcement, implementation or interpretation thereof by any Governmental Entity, in each case after the date hereof; (b) any change in global, national or regional political or social conditions in Canada, including armed hostilities, national emergencies or acts of war (whether or not declared), sabotage or terrorism, changes in government or military actions, a pandemic or any escalation or worsening of any of the foregoing; (c) any change in financial, securities, commodity (including any increase in the price of raw materials) or credit markets generally (i.e. non-targeted and system-wide conditions) (including any disruption thereof, any decline in the price of any security or any market index, changes in prevailing interest rates or foreign exchange rates or the imposition of any tariffs or similar levies) or in general economic, business, regulatory or market conditions in Canada; (d) any change generally affecting the industries or market sectors in which the Target operates; (e) the negotiation, execution, announcement or performance of this Agreement or consummation of the transactions contemplated hereby or under the other Ancillary Agreements, including the impact thereof on relationships, contractual or otherwise, with customers, suppliers, distributors, partners, employees, financing sources or Governmental Entities, the identity of the Purchaser or any communication of the plans or intentions of the Purchaser or its Affiliates (including in respect of employees) with respect to the business of the Target, provided that the foregoing shall not apply to the extent arising from any breach of this Agreement by the Vendor or failure of the Target to operate in the Ordinary Course of Business; (f) the failure of the Target to meet any internal or public projections, forecasts or estimates of performance, revenues or earnings (it being understood that the facts and circumstances that caused such failure shall not be excluded from the determination of whether a Material Adverse Effect has occurred); or (g) any action taken (or omitted to be taken) upon the written request or instruction of, or with the prior written consent of, the Purchaser; provided, however, that the matters described in clauses (a), (b), (c) and (d) shall be included in and taken into account in the definition of Material Adverse Effect to the extent any such matter has a disproportionate adverse effect on the Target relative to other participants in the same industry or are specifically directed at the Target.

“Open Source License” means any license meeting: (i) the Open Source Definition (as promulgated by the Open Source Initiative at http://opensource.org/) or the Free Software Foundation Definition (as promulgated by the Free Software Foundation at http://www.fsf.org/); or (ii) any substantially similar licenses, including any Copyleft Software.

“Open Source Software” means any software subject to an Open Source License.

“Order” means any order, notice, judgement, injunction, directive, decision, decree, award or writ of any court, tribunal, arbitrator, Governmental Entity, or other Person having jurisdiction of the relevant Person or matter.

“Ordinary Course of Business” means an action taken by any Person in the ordinary course of such Person’s business that: is consistent in all material respects with the past customs and practices of such Person (including past practice with respect to quantity, amount, magnitude and frequency, standard employment and payroll policies and past practice with respect to management of working capital and the making of capital expenditures) and that is taken in the ordinary course of the normal day-to-day operations of such Person.

“Organizational Documents” means, with respect to any Person (other than an individual): (i) the certificate or articles of incorporation, amalgamation or organization or certificate of formation and any joint venture, limited liability company, deed of trust, operating or partnership agreement and other similar documents adopted or filed in connection with the creation, formation or organization of such Person; and (ii) all by-laws, voting agreements, shareholders agreements and similar documents, instruments or agreements relating to the organization or governance of such Person, in each case, as amended or supplemented.

“Pension Plan” means each of the Employee Plans that is a “registered pension plan” as that term is defined in subsection 248(1) of the Tax Act or that is considered to be a pension plan or required to be registered under applicable pension standards legislation in Canada.

“Permitted Encumbrances” means only the following, in each case solely to the extent that (i) it does not arise from any breach, default, or violation by the Vendor, the Principal or any of their respective Affiliates, (ii) it does not secure any Indebtedness, and (iii) it does not, individually or in the aggregate, materially impair the current use, operation, or value of the applicable asset or result in a Material Adverse Effect: (a) any Encumbrance for Taxes not yet due or payable or being contested in good faith by appropriate proceedings diligently pursued and for which appropriate accruals have been established in the Financial Statements in accordance with GAAP, (ii) any easements, rights of way or other agreements for sewers, drains, gas and water mains or electric light and power or telephone, telecommunications or cable conduits, poles, wires and cables or other public utility, zoning, land use or other restriction, or bylaw regulations, development agreements, subdivision agreements, restrictive covenants, site plan agreements, building restrictions or ordinances of any Governmental Entity, including any such matter registered on title to the Premises or the title of landlords to the Target in respect to the Premises (provided that same shall be in compliance or in good standing, as the case may be), and any imperfection or minor defect of title of landlords to the Target in respect of the Premises which would not reasonably be expected to adversely affect title insurance coverage for the Premises or materially impair marketability or value, (iii) the rights of any landlord or any Person under the Pre-Closing Leases, and (iv) Encumbrances set out in Section 1.1 of the Disclosure Schedules.

“Person” means any individual, firm, partnership, joint venture, venture capital fund, association, trust, trustee, executor, administrator, legal personal representative, estate, group, body corporate, limited liability company, corporation, unincorporated association or organization, Governmental Entity, syndicate or other entity, whether or not having legal status.

“Personal Information” means information about an identifiable individual and includes: (i) any information with respect to which there is a reasonable basis to believe that the information can be used to identify an individual, including demographic information; and (ii) any information that is regulated or protected by one or more of the Applicable Privacy Laws and for greater clarity, includes all information held by the Vendor or the Target about an identifiable individual or that may identify an individual and includes all such information about an identifiable individual or that may identify an individual obtained by the Purchaser from, or on behalf of, the Vendor or the Target pursuant to this Agreement (including names, addresses, phone and fax numbers, e-mail addresses and any other form of personal information or personal health information) that the Purchaser may access, collect, use, disclose, transfer, process or store, including all information of or relating to current or former employees or customers of the Target, as applicable.

“Post-Closing Shareholders Agreement” means the shareholders agreement of the Target to be entered into on the Closing Date between the Target, the Purchaser, the Vendor and the Principal.

“Post-Closing Tax Period” of the Target means any taxation period of such entity that begins on or following the Closing Date.

“Pre-Closing Period” means the period from and following the date of this Agreement and up until the Closing.

“Pre-Closing Reorganization” means the pre-Closing transactions, acts and events set forth in the steps memorandum by BDO Canada LLP, attached hereto as Exhibit A.

“Pre-Closing Tax Period” means any taxation period that is not a Post-Closing Tax Period.

“Premises” means the Real Property leased, subleased, licensed or otherwise occupied by the Target pursuant to the Pre-Closing Leases or used in the Business.

“Privacy and Security Requirements” means: (i) all Applicable Privacy Laws; (ii) all applicable Privacy Contracts, and (iii) all applicable Privacy Policies.

“Privacy Contracts” means all Contracts between the Target and any Person that are applicable to the Processing of Personal Information or data.

“Privacy Policies” means all written policies applicable to the Target relating to the Processing of Personal Information, including all website and mobile application privacy policies.

“Proceeding” means any civil, criminal or administrative action, suit, claim, litigation, audit, inquiry, hearing, demand, investigation, order, complaint, charge, arbitration, assessment, reassessment or other similar proceeding, by, before or involving a Governmental Entity or arbitrator, whether brought at law or in equity.

“Process” or “Processing” means the creation, collection, use (including, for the purposes of sending telephone calls, text messages and emails), storage, maintenance, processing, recording, distribution, transfer, transmission, receipt, import, export, protection (including safeguarding, security measures and notification in the event of a Security Incident) and access.

“provided to the Purchaser” or “made available to the Purchaser” means information or documents actually disclosed in the virtual data room established by or for the Vendor for the Transaction so long as such information or document has been posted in the Data Room by 11:59 pm (Toronto time) at least five Business Days prior to the Closing Date.

“Purchased Shares” means the following which are issued and outstanding in the name of, and beneficially owned by, the Vendor: (i) seven hundred (700) Class C Common shares in the capital of the Target, representing seventy percent (70%) of the issued and outstanding shares of the Target immediately after Closing.

“Purchaser Indemnified Parties” means the Purchaser and its Affiliates and their respective officers, directors, employees and agents, general partners, limited partners, managers and management companies and after the Closing, Affiliates includes the Target and each of its Affiliates; provided, however, that “Purchaser Indemnified Parties” shall not include the Vendor or the Principal.

“Real Property” means all freehold lands and premises and interests therein, as well as all plant, buildings, structures, erections, improvements, appurtenances and fixtures situate thereon or forming part thereof, including easements.

“Representatives” means, with respect to any Person, such Person’s directors, officers, members, managers, employees, management, accountants, auditors, legal and financial advisors, consultants, agents, and other representatives.

“Retained Shares” means the following which are issued and outstanding in the name of, and beneficially owned by, the Vendor: (i) three hundred (300) Class C Common shares in the capital of the Target, representing thirty percent (30%) of the issued and outstanding shares of the Target immediately after Closing.

“Restrictive Covenants Agreement” means the restrictive covenants agreements to be entered into on the Closing Date in favour of the Purchaser and the Target from the Vendor and the Principal.

“Security Breach” means actual or suspected accidental or unlawful destruction, loss, alteration, unauthorized disclosure of or access to Personal Information or data in contravention of Applicable Laws whether arising from a breach of the Target’s security safeguards or otherwise.

“Security Incident” means any attempted or successful unauthorized access, use, disclosure, modification, or destruction of information or interference with system operations of IT Assets.

“Self-Help Code” means any back door, time bomb, drop dead device, or other Software routine designed to disable a computer program automatically with the passage of time or under the positive control of a Person other than the user of the program.

“Settled Claim” means any claim for indemnification under this Agreement which: (i) has been fully withdrawn by the Purchaser by notice to the Vendor or a court of competent jurisdiction, in writing; or (ii) has been finally determined by a court of competent jurisdiction with no right to appeal or pursuant to a settlement agreement between the Purchaser and the Vendor.

“Software” means all computer software programs and databases (and all derivative works, foreign language versions, enhancements, versions, releases, fixes, upgrades, and updates thereto), including software compilations, development tools, compilers, comments, user interfaces, menus, buttons and icons, application programming interfaces, files, data scripts, architecture, algorithms, higher level or “proprietary” languages and all related programming and user documentation, whether in source code, object code or human readable form, and manuals, design notes, programmers’ notes and other items and documentation related to or associated with any of the foregoing and all media and other tangible property necessary for the delivery or transfer thereof.

“Straddle Period” means any taxable period of the Target that begins prior to the Closing Date and ends after the Closing Date.

“Target Working Capital” means Eight Hundred Thousand Dollars ($800,000).

“Tax Act” means the Income Tax Act (Canada), R.S.C. 1985 (5th Supp.) c.1. and the regulations adopted thereunder, as amended.

“Tax Returns” means any return, declaration, report, notice, designation, slip, election, claim for refund, or information return or statement relating to Taxes permitted or required to be filed with a Governmental Entity, including any schedule or attachment thereto, and including any amendment thereof.

“Taxes” or “Tax” means:

(i)	any and all supranational, federal, provincial, state, local and foreign taxes, assessments and other governmental charges, duties, impositions and liabilities, including taxes based upon or measured by gross receipts, income, profits, sales, use and occupation, and value added, ad valorem, transfer, franchise, withholding, payroll, recapture, employment, governmental plan premiums and contributions, excise and property taxes, together with all interest, penalties, fines, additions to tax, or other additional amounts imposed with respect to such amounts;

(ii)	without limiting the foregoing, includes real property, personal property, tangible, withholding, source deductions from payroll, payroll taxes, employment or unemployment insurance, workers’ compensation, employee related taxes, disability, transfer, sales, use, gasoline, fuel, excise, GST/HST, premium, insurance premium, gift, wealth, environment, net worth, utility, stamp, consumption, occupancy, value added, customers duty, gross receipts and all other taxes of any kind in any manner whatsoever;

(iii)	any disallowed credits, refunds, rebates, overpayments and similar adjustments of Taxes relating to or arising out of COVID-19 Relief Programs (whether or not accrued);

(iv)	any liability for the payment of any amounts of the type described in (i), (ii) or (iii) as a result of any express or implied obligation to indemnify any other Person or as a result of being a transferee or successor in interest to any party; and

(v)	all interest, penalties, fines or other additions to tax imposed by a Taxing Authority in respect of (i), (ii), (iii) or (iv).

“Taxing Authority” means Canada Revenue Agency and any other Governmental Entity exercising any authority to impose, assess or collect any Tax or any other authority exercising Tax regulatory authority.

“Transaction” means the transactions that relate to, or that are entered into in connection with, the sale by the Vendor and the purchase by the Purchaser of the Purchased Shares as contemplated by this Agreement and the Ancillary Agreements.

“Transaction Expenses” means all fees, costs and expenses incurred, accrued or to be paid by the Target in connection with the Pre-Closing Reorganization, the Transaction or any alternative transaction that was contemplated by the Target prior to entering into this Agreement, including: (i) fees and disbursements of counsel, financial advisors, brokers, consultants and accountants to the extent incurred by the Target; (ii) all change of control, phantom stock payments closing, severance, termination, retention or similar bonuses, benefits or payments payable or owing to any officer, director, manager, member or Employee of the Target or any Governmental Entity or any other Person which arise due to the Transaction; (iii) any payroll Taxes payable by the Target in connection with any consideration payable under (ii) above; and (iv) any fees or expenses associated with obtaining the release and termination of any Encumbrances, in each case to the extent unpaid as of immediately prior to the Closing.

“Unauthorized Code” means any virus, Trojan horse, worm, or other software routines or hardware components designed to permit unauthorized access, to disable, erase, or otherwise harm Software, hardware or data.

“Working Capital” means, at any time, the amount of the difference between the current assets and current liabilities of the Target as determined in accordance with the Accounting Principles, consistently applied in a manner consistent with the Target’s historical accounting practices, and including only those line-items set out on Exhibit D as determined in accordance with the Accounting Principles, but excluding (i) any income Taxes receivable, and deferred Tax assets; (ii) any amounts included in the computation of Cash, Indebtedness or Transaction Expenses; and (iii) any assets or liabilities arising from unusual, non-recurring, or extraordinary items not consistent with the Ordinary Course of Business. For illustrative purposes only, Exhibit D sets out a sample calculation of Working Capital.

1.2	Interpretation and Rules of Construction

In this Agreement, except to the extent that the context otherwise requires:

(a)	when a reference is made in this Agreement to an Article, Section, Exhibit or Schedule, such reference is to an Article or Section of, or an Exhibit or a Schedule to, this Agreement unless otherwise indicated;

(b)	whenever the words “include”, “includes” or “including” are used in this Agreement, they are deemed to be followed by the words “without limitation”;

(c)	the words “hereof”, “herein” and “hereunder” and words of similar import, when used in this Agreement, refer to this Agreement as a whole and not to any particular provision of this Agreement;

(d)	the definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms;

(e)	reference to any Applicable Law shall mean such Applicable Law, including all rules and regulations promulgated thereunder, in each case as amended, modified, codified or re-enacted, in whole or in part, and in effect at the time of determining compliance or applicability; and

(f)	a time of day is a reference to the time in Toronto, Ontario.

Article 2
PURCHASE AND SALE OF THE PURCHASED SHARES

2.1	Purchase and Sale of Purchased Shares

Subject to the terms and conditions of this Agreement, at Closing, the Vendor shall sell to the Purchaser and the Purchaser shall purchase from the Vendor all of the Purchased Shares, free and clear of all Encumbrances.

2.2	Closing and Purchase Price

(a)	The closing (the “Closing”) of the sale and purchase of the Purchased Shares by the Vendor to the Purchaser shall take place electronically by the remote exchange of documents on June 19, 2026 or such other date as the Purchaser and the Vendor may agree (such date, the “Closing Date”); provided however that, subject to the ultimate termination date set out in Section 9.1, if all conditions set out in Article 5 have not been satisfied or waived by June 19, 2026, the Closing Date shall be five (5) Business Days after the satisfaction or waiver of such conditions (or such other date as the Purchaser and the Vendor may agree).

(b)	For the purposes of this Agreement, “Purchase Price” means: (i) the Base Purchase Price; minus (ii) the Closing Indebtedness; plus (iii) the Closing Cash; minus (iv) the Closing Transaction Expenses; plus (v) the amount (if any) by which the Closing Working Capital is greater than the Target Working Capital; minus (vi) the amount (if any) by which the Closing Working Capital is less than the Target Working Capital (the “WC Adjustment Amount”).

(c)	The parties acknowledge and agree that it is not possible to determine the Purchase Price until the adjustment procedure set out in Section 2.7 is completed, therefore, at least five (5) Business Days prior to the Closing Date, the Vendor shall prepare and deliver an estimate of the Closing Statement, in the form attached hereto as Exhibit B and in accordance with the Accounting Principles (the “Estimated Closing Statement”) setting forth: (i) an estimate of the Closing Working Capital (the “Estimated Closing Working Capital”); (ii) an estimate of the Closing Indebtedness (the “Estimated Closing Indebtedness”); (iii) an estimate of the Closing Cash (the “Estimated Closing Cash”); (iv) an estimate of the Closing Transaction Expenses (the “Estimated Transaction Expenses”); and (v) and the resulting estimate of the Purchase Price (the “Estimated Purchase Price”), calculated as follows:

(i)	the Base Purchase Price; minus

(ii)	the Estimated Closing Indebtedness; plus

(iii)	the Estimated Closing Cash; minus

(iv)	the Estimated Transaction Expenses; plus

(v)	the amount (if any) by which the Estimated Closing Working Capital is greater than the Target Working Capital; minus

(vi)	the amount (if any) by which the Estimated Closing Working Capital is less than the Target Working Capital (the “Estimated WC Adjustment Amount”).

For greater certainty, the Estimated Closing Statement shall set forth each component of Estimated Closing Indebtedness and Estimated Transaction Expenses in reasonable detail, itemized by reference to each applicable category of Indebtedness and each applicable category of Transaction Expenses, respectively, in each case as defined in Section 1.1.

(d)	The Vendor shall, and shall cause its Representatives to, assist the Purchaser and its Representatives in their review of the Estimated Closing Statement and shall provide the Purchaser and its Representatives access at all reasonable times to the personnel, properties, Books and Records of the Target for such purpose, in each case, without cost to the Purchaser. The Vendor shall consider in good faith any revisions to the Estimated Closing Statement proposed by the Purchaser and, to the extent the Vendor agrees to any revisions, such revisions will be deemed incorporated into the Estimated Closing Statement.

2.3	Satisfaction of Closing Indebtedness and Closing Transaction Expenses

(a)	Immediately prior to Closing, the Purchaser shall advance to the Target, by way of a demand loan, an amount equal to the Estimated Closing Indebtedness set out on Schedule 2.3(a) and evidenced by the Payout Letters, and the Target shall pay and discharge immediately at Closing such Estimated Closing Indebtedness. Such payment will be paid by wire transfer or other immediately available funds directly by the Purchaser, by way of direction from the Vendor and the Target to one or more bank accounts designated in the Payout Letters.

(b)	Immediately prior to Closing, the Purchaser will advance to the Target, by way of demand loan, the Estimated Transaction Expenses payable by the Target set out in the Estimated Closing Statement and the Target shall pay, at or following Closing (subject to source deductions and withholdings, if applicable), such Estimated Transaction Expenses. Such payment will be paid by wire transfer or other immediately available funds directly by the Purchaser, either (i) by way of direction to the applicable recipient of such Transaction Expenses, if such Transaction Expenses are being paid on Closing, or (ii) to the Target’s balance sheet, to be paid following Closing, whether through payroll or otherwise.

(c)	If the Estimated Closing Working Capital is less than the Target Working Capital (the resulting shortfall, the “Estimated WC Shortfall”), the Purchaser shall, on the Closing or within one (1) Business Day following the Closing Date, advance an amount equal to the Estimated WC Shortfall to the Target as a non-interest-bearing intercompany loan (the “Estimated WC Loan”). Subject to earlier repayment pursuant to Section 2.7(f), the Estimated WC Loan shall be repayable as the working capital of the Target normalizes through the ordinary operations of the Business.

2.4	Closing Payments

On the Closing, the Purchaser shall satisfy the Estimated Purchase Price as follows:

(a)	by paying the Escrow Amount to the Escrow Agent;

(b)	by paying, as directed by the Vendor, an amount equal to the Estimated Purchase Price minus the Escrow Amount minus the Deposit.

All cash payments being made pursuant to this Section 2.4 shall be made by wire transfer of immediately available funds.

2.5	Withholding

The Purchaser and the Target shall be entitled to deduct and withhold from the amounts otherwise payable pursuant to this Agreement any amounts that are required under the Tax Act or any Applicable Law to be deducted and withheld; provided that, except in respect of any compensatory payments, if the Purchaser determines that the Purchaser or the Target is required to deduct or withhold any amount pursuant to this Agreement: (a) the Purchaser shall use reasonably commercial efforts to provide the applicable recipient with written notice of such intent to deduct and withhold (together with information setting out the basis of such deduction or withholding), and (b) the parties hereto shall cooperate in good faith to minimize or eliminate any potential deduction. Any such amounts that are so deducted or withheld will be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.

2.6	Section 56.4 Election

The parties agree that (a) no portion of the Purchase Price will be allocated to any “restrictive covenant” as such term is defined in Section 56.4 of the Tax Act, (b) any restrictive covenant contained in this Agreement or any Ancillary Agreement has been granted to maintain or preserve the fair market value of the Purchased Shares, and (c) such allocation is solely for income Tax purposes and shall not be taken into account for any other purposes, including measuring losses resulting from the breach of any such covenant. The parties acknowledge that the Purchaser is not, and shall not be deemed to be, making any representation or warranty in respect of the application of sections 56.4 and 68 of the Tax Act. Notwithstanding the foregoing, nothing in this Section 2.6 shall diminish, limit or derogate from the validity or enforceability of any of such restrictive covenants and the Vendor and the Principal agree that they will not assert any claim that this Section 2.6 diminishes, limits or derogates from the validity or enforceability of such restrictive covenants in any manner whatsoever.

2.7	Post-Closing Adjustment

(a)	Within ninety (90) days following the Closing Date, the Purchaser shall prepare and deliver to the Vendor a statement (the “Closing Statement”), prepared in accordance with the Accounting Principles, setting forth its calculation of the Closing Indebtedness, Closing Cash, Closing Transaction Expenses, Closing Working Capital and the resulting calculation of the Purchase Price. During the forty-five (45) days immediately following the Vendor’s receipt of the Closing Statement, the Purchaser shall provide the Vendor with reasonable access, during normal business hours and after reasonable advance notice, to the Books and Records for the purposes of reviewing the Closing Statement. The Closing Statement and the resulting calculation of the Purchase Price will become final and binding upon the parties hereto forty-five (45) days following the Vendor’s receipt thereof unless the Vendor delivers written notice of the Vendor’s disagreement (a “Notice of Disagreement”) to the Purchaser on or prior to such date; provided however that the Closing Statement and the resulting calculation of the Purchase Price will become final and binding upon the parties upon the Vendor’s delivery, prior to the expiration of the forty-five (45) day period, of written notice to the Purchaser of the Vendor’s acceptance of the Closing Statement. Any Notice of Disagreement will specify in reasonable detail the nature and amount of any disagreement so asserted and attach documentation supporting the Vendor’s calculations. Any component of the Closing Statement that is not disputed in a Notice of Disagreement will be final and binding on the parties and not subject to appeal.

(b)	If a timely Notice of Disagreement is delivered by the Vendor, then the Closing Statement (as revised in accordance with this Section 2.7(b)) and the resulting calculation of the Purchase Price will become final and binding upon the parties on the earlier of: (i) the date any and all matters specified in the Notice of Disagreement are finally resolved in writing by the Purchaser and the Vendor; and (ii) the date any and all matters specified in the Notice of Disagreement not resolved by the Purchaser and the Vendor are finally resolved in writing by the Accounting Arbiter (as defined below) (such date, the “Final Determination Date”). The Closing Statement will be revised to the extent necessary to reflect any resolution agreed to by the Purchaser and the Vendor or any final resolution determined by the Accounting Arbiter in accordance with this Section 2.7(b). During the thirty (30) days immediately following the delivery of a Notice of Disagreement or such longer period as the Purchaser and the Vendor may agree in writing, the Purchaser and the Vendor shall, in good faith, attempt to resolve any differences which they may have with respect to any matter specified in the Notice of Disagreement. At the end of such thirty (30) day period, the Purchaser and the Vendor shall submit any and all matters which remain in dispute and which were properly included in the Notice of Disagreement to RSM Canada LLP (which firm is independent of both the Purchaser and the Vendor), or, if such firm declines to accept the engagement, another nationally recognized, independent accounting firm that is mutually selected by the Purchaser and the Vendor (the “Accounting Arbiter”) for review and resolution. Promptly following the appointment of the Accounting Arbiter, the Purchaser shall provide the Accounting Arbiter with the Closing Statement (as revised in accordance with this Section 2.7(b), if applicable) and all supporting documents thereto (including any presentation prepared by the Purchaser supporting its calculations), and the Vendor shall provide the Accounting Arbiter with the Notice of Disagreement (as revised to reflect only the matters which remain in dispute) and all supporting documents thereto (including any presentation prepared by the Vendor supporting its calculations) (collectively, the “Submissions”). The Purchaser and the Vendor shall instruct the Accounting Arbiter to make a final determination of the items included in the Closing Statement (to the extent such amounts are in dispute) based solely on the Submissions and in accordance with the guidelines and procedures set out in this Agreement (i.e., not on the basis of an independent review). The Purchaser and the Vendor shall cooperate with the Accounting Arbiter during the term of its engagement. The Purchaser and the Vendor shall instruct the Accounting Arbiter not to, and the Accounting Arbiter shall: (i) not assign a value to any item in dispute greater than the highest value for such item assigned to such item in the Submissions, or less than the lowest value for such item assigned to such item in the Submissions; (ii) act as an expert in accounting and not as an arbitrator; and (iii) apply and use the definitions and other applicable terms of this Agreement. The Closing Statement and the resulting calculation of the Purchase Price will become final and binding on the parties hereto, if not already mutually agreed by the Purchaser and the Vendor, on the date the Accounting Arbiter delivers its final determination in writing to the Purchaser and the Vendor (which final determination will be requested by the Purchaser and the Vendor to be delivered not more than 30 days following the receipt of the Submissions by the Accounting Arbiter). Such final determination by the Accounting Arbiter shall not be subject to court review or otherwise appealable, absent manifest error. The fees and expenses of the Accounting Arbiter pursuant to this Section 2.7(b) will be borne by the Purchaser, on the one hand, and the Vendor, on the other hand, based upon the percentage which the aggregate portion of the contested amount not awarded to each party bears to the aggregate amount actually contested by such party. For example, if the Vendor claims the Purchase Price is $1,000 greater than the amount determined by the Purchaser, and the Purchaser contests only $500 of the amount claimed by the Vendor and if the Accounting Arbiter ultimately resolves the dispute by awarding the Vendor $300 of the $500 contested, then the costs and expenses of the Accounting Arbiter will be allocated 60% (i.e. 300 ÷ 500 x 100%) to the Purchaser and 40% (i.e. 200 ÷ 500 x 100%) to the Vendor.

(c)	If the Purchase Price as finally determined pursuant to Section 2.7(a) and Section 2.7(b) is greater than the Estimated Purchase Price (an “Upward Adjustment”), within five (5) Business Days after the Final Determination Date: (i) the Purchaser and the Vendor shall deliver to the Escrow Agent a joint written instruction, delivered in accordance with the terms of the Escrow Agreement, instructing the Escrow Agent to release the Adjustment Escrow Amount to the Vendor; and (ii) the Purchaser shall promptly pay to the Vendor an amount equal to the Upward Adjustment.

(d)	If the Estimated Purchase Price is greater than the Purchase Price as finally determined pursuant to Section 2.7(a) and Section 2.5(b) (a “Downward Adjustment”), within five (5) Business Days after the Final Determination Date: (i) the Purchaser and the Vendor shall deliver to the Escrow Agent a joint written instruction, delivered in accordance with the terms of the Escrow Agreement, instructing the Escrow Agent to release an amount equal to the Downward Adjustment from the Adjustment Escrow Amount to the Purchaser and the balance of the Adjustment Escrow Amount, if any, to the Vendor; and (ii) if the Adjustment Escrow Amount is less than the amount of the Downward Adjustment, the Vendor shall promptly pay to the Purchaser the amount, if any, by which the Downward Adjustment exceeds the Adjustment Escrow Amount.

(e)	If the Purchase Price equals the Estimated Purchase Price, then no payment will be payable, and, within five (5) Business Days after the Final Determination Date, the Purchaser and the Vendor shall deliver to the Escrow Agent a joint written instruction, delivered in accordance with the terms of the Escrow Agreement, instructing the Escrow Agent to release the Adjustment Escrow Amount in full to the Vendor.

(f)	If the Estimated WC Adjustment Amount is greater than the WC Adjustment Amount, the Target shall, within five (5) Business Days following the Final Determination Date, pay to the Purchaser in cash an amount equal to such difference, which amount shall be applied in repayment of the Estimated WC Loan; provided that if the foregoing amount is insufficient to repay the Estimated WC Loan in full, the remaining balance shall start to accrue interest at a rate equal to the prime rate published by the Bank of Canada from time to time plus two percent (2%) per annum, calculated and compounded monthly, from the Final Determination Date. If the Estimated WC Adjustment Amount is less than the WC Adjustment Amount (the resulting shortfall, the “WC Shortfall”), the Purchaser shall, within five (5) Business Days following the Final Determination Date, advance an amount equal to the WC Shortall to the Target as an additional intercompany loan (the “Post-True-Up WC Loan”) and the Post-True-Up WC Loan shall bear interest at a rate equal to the prime rate published by the Bank of Canada from time to time plus two percent (2%) per annum, calculated and compounded monthly, from the date the Post-True-Up WC Loan is advanced to the Target. The Post-True-Up WC Loan and the remaining balance, if any, of the Estimated WC Loan shall each be repayable as the working capital of the Target normalizes through the ordinary operations of the Business.

2.8	Purchase Price Adjustments

Any payment made pursuant to Section 2.7(c), (d) or (e) will be treated as an adjustment to the Purchase Price for all Tax purposes, and the Purchaser and the Vendor shall not take any position inconsistent with such treatment for any Tax purpose, subject to Applicable Law.

Article 3
REPRESENTATIONS AND WARRANTIES

3.1	Representations and Warranties of the Vendor and the Principal

The Vendor and the Principal hereby jointly and severally represent and warrant to the Purchaser as of the date hereof and as of the Closing, except for any representation and warranty that is made as of a specific date other than the date hereof which is made as of such date, subject only to such exceptions specifically disclosed in writing in the Disclosure Schedule attached hereto as Exhibit C (the “Disclosure Schedule”), as follows, and, notwithstanding any independent investigation by the Purchaser, acknowledge that the Purchaser is relying on the representations and warranties contained in this Section 3.1 in connection with its entry into this Agreement:

(a)	Capacity to Enter Agreement. The Vendor is duly incorporated and organized and is validly existing and in good standing as a corporation under the laws of the Province of Ontario. The Principal has the capacity to enter into and give full effect to this Agreement in accordance with the terms hereof. The execution and delivery of this Agreement and such other documents required or contemplated by this Agreement to be delivered to the Purchaser and the consummation of the Transaction have been duly authorized by all necessary action on the part of the Vendor.

(b)	Binding Obligation. This Agreement has been duly executed and delivered by the Vendor and the Principal and constitutes a valid and binding obligation of the Vendor and the Principal, enforceable against them in accordance with its terms, subject to applicable bankruptcy, insolvency and other Applicable Laws of general application limiting the enforcement of creditors’ rights generally and to the fact that equitable remedies, including specific performance, are discretionary and may not be ordered in respect of certain defaults.

(c)	Absence of Conflict. None of the execution and delivery of this Agreement, the performance of the Vendor’s obligations under this Agreement, or the completion of the Transaction will:

(i)	result in or constitute a breach of any term or provision of, or constitute a default under, (A) the Organizational Documents of the Target or of the Vendor, (B) any Contract to which the Vendor or the Target is a party or by which it or the Purchased Shares are bound, (C) any Order to which the Target or the Vendor is subject, or (D) any Authorization held by the Target or the Vendor;

(ii)	constitute an event which would permit any party to any Contract with the Target to amend, cancel, terminate or sue for damages with respect to that Contract, or to accelerate the maturity of any Indebtedness of the Target, or other obligation of the Target under that Contract;

(iii)	result in the creation or imposition of any Encumbrance upon any of the undertakings, property or assets of the Target or any of the Purchased Shares; or

(iv)	contravene any Applicable Law or Order.

(d)	Restrictive Covenants. Except as disclosed in Schedule 3.1(d) of the Disclosure Schedule, the Target is not a party to, or bound or affected by, any Contract containing any covenant expressly limiting its ability to compete in any line of business, or transfer or move any of its assets or operations, or which could reasonably be expected to have a Material Adverse Effect.

(e)	Title to Purchased Shares. The Vendor is the legal and beneficial owner of the Purchased Shares and has good title to them, free and clear of any Encumbrance. At Closing, the Vendor will have the absolute and exclusive right to sell the Purchased Shares owned by it to the Purchaser as contemplated by this Agreement. Immediately after the Closing, (i) except as to Retained Shares, the Vendor will have no ownership interest in the Target, whether direct or indirect, actual or contingent, and (ii) the Purchaser shall have good title to the Purchased Shares, free and clear of all Encumbrances.

(f)	Residence of Vendor. The Vendor is not a non-resident of Canada for purposes of the Tax Act.

(g)	Regulatory Approvals; Consents.

(i)	Except as disclosed in Schedule 3.1(g)(i) of the Disclosure Schedule, no authorization, approval, order, consent of, or filing with or notices to, (i) any Governmental Entity; or (ii) any other Person under any Authorization, is required in connection with or as a condition to the lawful execution, delivery and performance of this Agreement or Transaction, or to allow Corporation to continue to carry on the Business in the same manner following Closing as it has been carried on prior to Closing.

(ii)	Except as disclosed in Schedule 3.1(g)(ii) of the Disclosure Schedule, there is no requirement to obtain any consent, approval or waiver of a party under any Contract to which the Vendor or the Target is a party or by which the Purchased Shares are bound in order to complete the Transaction.

(h)	No Options; No Subsidiaries.

(i)	There are no outstanding or authorized options, warrants, convertible debentures, securities, notes, or loans convertible or exchangeable into any equity securities of the Target or any purchase options, calls, rights of first refusal, rights of first offer, or other similar Contracts of any kind with respect to the issued or unissued shares of the Target to which the Target or the Vendor are a party or by which the Target or the Vendor are bound. Except as disclosed in Schedule 3.1(h)(i) of the Disclosure Schedule, there are no voting trusts, Contracts or other agreements or understandings to which the Target or the Vendor are a party with respect to the ownership, disposition or voting of any of the shares of the Target.

(ii)	The Target does not, directly or indirectly, own or hold any shares or other ownership, equity or proprietary interest (including contingent interests) in any Person.

(i)	No Other Agreements to Purchase. No Person has any written or oral agreement, option or warrant, or any right or privilege (whether by Applicable Law or by Contract) capable of becoming such for the purchase or acquisition of any of: (i) the shares (whether issued or not) or other equity securities of the Target (including the Purchased Shares) (except for the Purchaser’s rights under this Agreement), or (ii) the undertakings, property and assets of the Target or any part of the Business.

(j)	Corporate Existence of the Target; Capacity and Power. The Target is duly incorporated and organized and is validly existing and in good standing as a corporation under the laws of the Province of Ontario. The Target has all necessary corporate power, authority and capacity to own or lease its undertakings, property and assets and to carry on its business as currently being conducted.

(k)	Business Jurisdictions. The Target is qualified to do business in the Province of Ontario and no other jurisdiction. Neither the character nor location of the Premises, nor the nature of the business conducted by the Target, requires qualification to do business in any other jurisdiction, except where the failure to be so qualified would not have a Material Adverse Effect.

(l)	Bankruptcy. Neither the Vendor nor the Target has: (i) filed a petition for bankruptcy protection; (ii) proposed or made a general assignment for the benefit of its creditors generally; (iii) had any petition for a bankruptcy order filed against it; (iv) taken any Proceeding (and no Proceeding has been taken) to have a receiver appointed over any of its undertakings, property or assets; or (v) had any encumbrancer seize any of its property or had any execution or distress become enforceable or levied against any of its property.

(m)	Authorized and Issued Capital.

(i)	After giving effect to the Pre-Closing Reorganization, as of Closing, the authorized capital of the Target consists of an unlimited number of Class A shares, an unlimited number of Class B shares, an unlimited number of Class C Common shares, an unlimited number of Class A Preferred shares and an unlimited number of Class B Preferred shares, of which one thousand (1,000) Class C Common shares are issued and outstanding as fully paid shares and are all legally and beneficially owned by the Vendor.

(ii)	All of the issued and outstanding shares of the Target (including the Purchased Shares): (A) have been duly authorized and are validly issued, fully paid and non-assessable; (B) were issued and granted in compliance with Applicable Law, including federal and provincial securities laws, and all requirements set forth in applicable Contracts governing the issuance of such securities; and (C) were not issued in violation of any pre-emptive rights, purchase rights, puts, calls, rights of first refusal, subscription rights or similar rights or the Organizational Documents of the Target.

(n)	Corporate Records. The corporate records and minute books of the Target contain complete and accurate minutes of all meetings of, and all written resolutions passed by, the directors and shareholders of the Target, held or passed since incorporation in all material respects. All those meetings were held, all those resolutions were passed, and the share certificate books, registers of shareholders, registers of transfers and registers of directors of the Target are complete and accurate in all material respects.

(o)	Books and Records. The Target has made available to the Purchaser its Books and Records. All accounting and financial Books and Records have been fully, properly and accurately kept and completed in all respects and have been kept in such a manner as to allow the Target to monitor their financial transactions and comply in all material respects with Applicable Law and GAAP. The Books and Records and other data and information of the Target are recorded, stored, maintained, operated and held (including any electronic, mechanical or photographic process, whether computerized or not) in a manner which is available to the Target in the Ordinary Course.

(p)	Financial Statements.

(i)	Attached at Schedule 3.1(p) of the Disclosure Schedule are true and complete copies of the Financial Statements. The Financial Statements (i) have been prepared in accordance with GAAP; and (ii) truly and fairly present, in all material respects, the assets, liabilities and financial condition of the Target on the respective dates thereof and the results of the operations of the Target for the respective periods covered thereby; provided however, that the Interim Financial Statements are unaudited, lack footnotes and other presentation items, and are subject to normal year-end adjustments.

(ii)	All revenue of the Business has been recognized in accordance with the Target’s historical accounting practices, consistently applied, and no revenue has been recorded in any manner inconsistent with such practices or in a manner unusual or unfamiliar to the Target.

(iii)	The Target has established and adhered to a system of internal accounting controls which is designed to provide assurance regarding the reliability of financial reporting. As of the Closing Date, no information has become available to the Vendor or the Target that would render the Financial Statements incomplete or inaccurate.

(q)	Taxes.

Except as set out in Schedule 3.1(q) of the Disclosure Schedule:

(i)	the Target has duly filed or caused to be filed on a timely basis, subject to applicable extensions, all Tax Returns and all such Tax Returns are complete and correct in all respects and such Tax Returns reflect accurately all liability for Taxes of the Target for the periods covered thereby;

(ii)	the Target has duly and timely paid all Taxes, including all instalments on account of Taxes, due and payable by it and has paid all assessments and reassessments it has received in respect of Taxes. The Target has made full and adequate provision in the Books and Records and the Closing Statement for all Taxes which are not yet due and payable, but which relate to a Pre-Closing Tax Period, and the Target has not received any refund of Taxes to which it is not entitled;

(iii)	no audit, investigation or other Proceeding by any Taxing Authority is currently ongoing, pending or, threatened with respect to any Taxes due from or with respect to the Vendor or the Target and there are no matters under discussion, audit or appeal with any Taxing Authority. No Taxing Authority has indicated that it has any intention to assert any deficiency or Proceeding for additional Taxes against the Target. There are no outstanding objections to any assessment or reassessment of Taxes for which the Target may be liable. Any Taxes assessed or reassessed have been paid and settled;

(iv)	the Target has not executed any waiver of any statute of limitations on the assessment or collection of Taxes with respect to the Target, nor requested, offered to enter into or entered into any agreement or other arrangement, or executed any agreement or waiver now in effect extending the period of time within which: (i) to assess or collect any Taxes; (ii) to file any Tax Return; or (iii) it is required to remit any Taxes or amounts on account of Taxes, with respect to the Target;

(v)	the Target has duly and timely withheld from each payment made to any Person, including any of its present or former employees, officers and directors, and to all Persons who are non-residents of Canada for the purposes of the Tax Act, all amounts required by Applicable Law and has timely remitted (or will timely remit) such withheld amounts within the prescribed periods to the appropriate Taxing Authority;

(vi)	the Target has duly and timely collected all amounts on account of any sales or transfer Taxes, including GST/HST, provincial or territorial or foreign sales Taxes, required by Applicable Laws to be collected by it and has duly and timely remitted to the appropriate Governmental Entity any such amounts as and when required by Applicable Laws. All tax credits claimed by the Target pursuant to the Excise Tax Act (Canada) or otherwise have been properly and correctly calculated and documented in accordance with Applicable Laws and the Target has not claimed any credit to which it was not entitled;

(vii)	the Target has never been required to file any Tax Return with, and has never been liable to pay or remit any Taxes to, any Taxing Authority outside the jurisdiction of its incorporation, and no Proceeding has ever been made by a Taxing Authority in a jurisdiction where the Target does not file Tax Returns that the Target is or may be subject to taxation by that jurisdiction or the Target’s assets may be subject to such taxation;

(viii)	the Target has not acquired property directly or indirectly from any Person in circumstances that would result in the Target becoming liable to pay Taxes of such Person under subsection 160(1) of the Tax Act, or any analogous provision of any Applicable Law of any province;

(ix)	for each transaction between the Target, on the one hand, and any non-resident Person with whom the Target was not dealing at arm’s length (within the meaning of the Tax Act), on the other hand, the transaction was priced in a manner so as to not result in an adjustment under section 247 of the Tax Act, and the Target have made or obtained records or documents in respect of the transaction that satisfy the requirements of paragraphs 247(4) (a) to (c) of the Tax Act;

(x)	the Target has not claimed any reserve or deduction for Tax purposes if, as a result of such claim, any amount could be included in its or the Purchaser’s income for a Post-Closing Tax Period. The Target has not made, prepared, or filed any elections, designations, or similar filings relating to Taxes, or entered into any agreement or other arrangement in respect of Taxes, that has effect for any period ending after the Closing Date;

(xi)	there are no circumstances which exist and would result in, or which have existed and resulted in, any of section 15, 17, 78, 79, 79.1 or sections 80 to and including section 80.04 of the Tax Act or any analogous provisions of Applicable Law applying to the Target;

(xii)	the Target has not undertaken any “reportable transactions” for purposes of section 237.3 of the Tax Act or “notifiable transactions” for purposes of section 237.4 of the Tax Act;

(xiii)	the Target is, to the extent required under Applicable Law, registered for purposes of the GST/HST and any Applicable Laws relating to provincial or foreign sales Taxes;

(xiv)	there are no Encumbrances for Taxes (other than Permitted Encumbrances) upon, or pending, against or threatened against any assets of the Target;

(xv)	the Target is not subject to any joint venture, partnership or other arrangement or contract that is treated as a partnership for income Tax purposes in any jurisdiction;

(xvi)	the Target is not party to any Tax sharing agreement, and the Target has no liability for the Taxes of any other Person as a transferee or successor, by Contract, or otherwise;

(xvii)	the Purchased Shares are not taxable Canadian property;

(xviii)	the Target has complied with subsection 89(14) of the Tax Act in respect of any dividends designated, declared or reported as eligible dividends and does not have any excessive eligible dividend designations;

(xix)	the Target has not made a capital dividend election under subsection 83(2) of the Tax Act in an amount that exceeds the amount in its capital dividend account immediately before the time such dividend became (or was deemed for the purposes of the Tax Act to become) payable; and

(xx)	the Target has: (i) duly and timely completed and filed all COVID-19 Returns filed or required to be filed by it, and all such returns are complete, correct and accurate in all respects; (ii) not made any COVID-19 Relief Program claims to which it was not entitled; and (iii) not deferred any payroll tax obligations as permitted under applicable COVID-19 related measures enacted, promulgated or offered as an administrative relief by a Governmental Entity.

(r)	Absence of Changes. Except pursuant to the Pre-Closing Reorganization or as disclosed in Schedule 3.1(r) of the Disclosure Schedule, since the Latest Balance Sheet Date, the Target has not:

(i)	experienced any event or condition that has had or would reasonably be expected to have a Material Adverse Effect, and to the knowledge of the Vendor, there exists no actual, alleged or anticipated event, occurrence, condition or act which may (or would with the giving of notice, the lapse of time, or both, or the happening of any other event or condition) result in such a Material Adverse Effect;

(ii)	experienced any destruction, damage to, or loss of any tangible asset of the Target (whether or not covered by insurance) having a value in excess of Ten Thousand Dollars ($10,000);

(iii)	entered into any employment agreement or consulting agreement involving, in each case, annual compensation in an amount equal to or greater than One Hundred Thousand Dollars ($100,000);

(iv)	made any material changes in accounting principles, methods or practices, other than as required by Applicable Law or GAAP;

(v)	declared any distribution or dividend in respect of the shares of the Target other than distributions and dividends of cash that will have been paid in full on or prior to Closing;

(vi)	removed or received a notice of resignation from any auditor or director or terminated any officer or other senior/management level Employee or changed any material terms of conditions of employment or other remuneration of any officer or senior/management level Employee;

(vii)	split, combined or reclassified any of its shares, or issued, granted, repriced, redeemed, retired, repurchased or otherwise acquired shares in its capital, or granted any options, warrants, or rights with respect to shares in its capital or bonds, debentures, notes or other corporate security, or reserved, declared, made or paid any dividend, or made any other distributions or appropriations of profits or capital;

(viii)	amended its Organizational Documents;

(ix)	(i) except as required pursuant to the terms of: (A) Contracts that existed on the Latest Balance Sheet Date, each of which has been disclosed to the Purchaser; or (B) Employee Plans, increased or committed to increase the salary, bonus or other compensation or benefits payable or provided, or to become payable or provided, to any of its respective current or former officers, directors, Employees or consultants, other than such increases that do not exceed Twenty Five Thousand Dollars ($25,000); in the aggregate, or (ii) established, entered into, terminated or made any amendment or modification of any Employee Plan (other than as required under Applicable Law);

(x)	acquired, sold or transferred any material asset except: (i) distributions of cash or cash equivalents to the Vendor; and (ii) acquisitions, sales or transfers effected in the Ordinary Course of Business;

(xi)	received notice that it is, or given notice to any third party alleging that it is, in default or breach of any Material Contract, nor has the Target experienced any termination, cancellation or acceleration, of any Material Contract to which the Target is a party or by which it or any of its material properties or assets is bound;

(xii)	made or assumed any commitment, obligation or liability which is outside the Ordinary Course of the Business and that would, individually or in the aggregate, be material to the Target;

(xiii)	other than in the Ordinary Course of Business: (A) granted to any customer or supplier any special allowance or discount, or changed its pricing, credit or payment policies; or (B) made or discharged any loan or advance to, or assumed, guaranteed or otherwise became liable with respect to the liabilities or obligations of any Person;

(xiv)	cancelled or reduced any of its insurance coverage, or received notice thereof or of non-renewal or increase in premium from the underwriters or brokers;

(xv)	waived or released any claim;

(xvi)	factored or discounted any of its accounts receivable or engaged in financing of a type which would not need to be shown or reflected in the Financial Statements or waived any right of set-off it may have against any third party;

(xvii)	compromised or settled any Proceeding or received any written notice of any Proceeding against or investigation by a Governmental Entity;

(xviii)	made, changed or revoked any material election concerning Taxes or amended any Tax Returns, changed in any material respect any of its method of reporting income, deductions or accounting for Tax purposes, except as required by Applicable Laws, settled any material Tax claim or assessment or reassessment, or initiated any voluntary Tax disclosure with any Governmental Entity;

(xix)	established, entered into, terminated or made any material amendment or modification to any hedging Contracts, including any foreign exchange contracts, commodity hedging contracts, interest rate swaps or other derivative instruments; or

(xx)	entered into any Contract to take any of the actions described in the preceding subsection 3.1(r)(i) through 3.1(r)(xix).

(s)	Absence of Undisclosed Liabilities; Indebtedness.

(i)	The Target does not have any liabilities or obligations of any nature (whether absolute, accrued, contingent or otherwise), and there is no existing condition or situation which would be reasonably expected to result in any such liabilities or obligations, other than: (i) liabilities reflected, accrued or reserved against in the Financial Statements; (ii) liabilities to the extent incurred since the Latest Balance Sheet Date in the Ordinary Course of Business, none of which relate to a breach or violation of Contract or Applicable Law; (iii) current liabilities to the extent included in the Closing Statement, and (iv) the Transaction Expenses.

(ii)	The Target does not have any liabilities for borrowed money, in each case except as set forth on Schedule 3.1(s)(ii) of the Disclosure Schedule. Schedule 3.1(s)(ii) of the Disclosure Schedule correctly sets forth the debtor for borrowed money, the Contract governing the borrowed money, the principal amount of the borrowed money, the creditor, the maturity date, and the collateral, if any, securing the borrowed money.

(t)	Title to Assets. The Target owns, possesses and has good and marketable title to all of its undertakings, property and assets, including all the undertakings, property and assets reflected in the most recent balance sheet included in the Financial Statements, free and clear of all Encumbrances, except for Permitted Encumbrances. The tangible undertakings, property and assets of the Target are sufficient for the continued conduct of the Business after the Closing in substantially the same manner as conducted before the Closing and constitute all of the rights, property and assets necessary to conduct the Business as currently conducted. Neither the Vendor nor the Target have entered into or granted any written or oral agreement or option or any right or privilege (whether by law, pre-emptive or contractual) capable of becoming an agreement or option with any Person for the purchase or acquisition of any of the undertakings, property and assets of the Target.

(u)	Real Property. The Target does not own or hold (nor has it ever owned or held) an ownership interest in any Real Property, nor is the Target party to any agreement to purchase any Real Property.

(v)	Leases.

(i)	Schedule 3.1(v)(i) of the Disclosure Schedule sets forth an accurate and complete list of (i) all leases, subleases, interests in land, licenses or other occupancies of Real Property to which the Target is a party, whether oral or written and including any offers to lease or sublease (the “Pre-Closing Leases”); (ii) all of the Capital and Equipment Leases of the Target; and (iii) all personal property leases to which the Target is a party (the “Personal Property Leases”). The Target is not a party to any Capital and Equipment Leases or Personal Property Leases other than the agreements set out in Schedule 3.1(v)(i) of the Disclosure Schedule.

(ii)	The Pre-Closing Leases constitute the entire agreements between the applicable landlords and tenants in connection with the Premises thereunder. Each Pre-Closing Lease constitutes a legal, valid and binding agreement, and is in full force and effect and in good standing without amendment, enforceable in accordance with its terms and, other than in respect of the reconciliation and adjustment of operating costs and Taxes, if any, in accordance with the terms of such Pre-Closing Lease, all payments required to be made by Corporation under each Pre-Closing Lease have been duly paid and the Target is not in default in meeting its obligations under any Pre-Closing Lease. The Target has, pursuant to the Pre-Closing Leases, good and valid leasehold interests in the Premises, free and clear of all Encumbrances, except for Permitted Encumbrances. The Target has not waived, or omitted to take any action in respect of, any substantial rights under any Pre-Closing Lease. The Target has not received from any landlord under any of the Pre-Closing Leases, written notice of any default and, to the knowledge of the Vendor, none of the landlords under the Pre-Closing Leases is in default in performing any of its obligations thereunder. There has not occurred any event which with the passage of time or the giving of notice or both would constitute a breach of or default in the performance of any covenant, agreement or condition contained in any Pre-Closing Leases. There is no current or pending event or circumstance that would permit the termination of any of the Pre-Closing Leases or the increase of any obligations, liabilities or restrictions of the Target under the Pre-Closing Leases. Except as set out in Schedule 3.1(v)(ii) of the Disclosure Schedule, the terms and conditions of the Pre-Closing Leases will not be affected by, nor will any of the Pre-Closing Leases be in default as a result of, the entering into of this Agreement or completion of the Transaction. In respect of each Pre-Closing Lease, no waiver, indulgence or postponement of the respective landlord’s obligations has been granted by the Target and, to the knowledge of the Vendor, all of the covenants to be performed by any other party under the Pre-Closing Leases have been fully performed.

(w)	Premises Matters. The Target has adequate rights of ingress and egress in respect of the Premises for the operation of the Business in the ordinary course of the normal day-to-day operations of the Business. To the knowledge of the Vendor: (i) the Premises, the current uses thereof and the conduct of the Business are in material compliance with all Applicable Laws; and (ii) all alterations, installations, repairs, maintenance and other work required to be performed by the Target, as tenant, or any landlord, under the provisions of any Pre-Closing Lease have been completed and fully paid for.

(x)	Intellectual Property.

(i)	Schedule 3.1(x)(i) of the Disclosure Schedule sets forth a complete list of all: (i) registered Intellectual Property owned by the Target (the “Registered Intellectual Property”); (ii) unregistered Intellectual Property that is material to the Business; and (iii) licensed Intellectual Property that is material in carrying on the Business, including identifying the license agreements governing such Intellectual Property (each an “IP License”); provided, that non-exclusive licences granted to the Target in respect of commercially available, unmodified, prepackaged, off-the-shelf third party Software used by the Target shall not be required to be set forth in Schedule 3.1(x)(i) of the Disclosure Schedule. The Registered Intellectual Property is valid and in full force and effect and each item of the Registered intellectual Property: (A) has not been abandoned, cancelled or otherwise compromised; and (B) has been maintained effective by all requisite filings, renewals and payments. The Target owns all right, title and interest in and to, or has the valid right to use, free and clear of all Encumbrances, except for Permitted Encumbrances, all Intellectual Property (including the Registered Intellectual Property) that relate to the Business (the “Company Intellectual Property”). Other than the IP Licenses, the Target is not a party to or bound by any Contract that limits or impairs the Target’s ability to use, sell, transfer, assign or convey, or that otherwise affects, any of the Company Intellectual Property. Other than licenses granted to customers in the Ordinary Course of Business, the Target has not granted a license or any right to any Person to use the Company Intellectual Property, including any exclusive licence, exclusive right to use, approval right of any Person, royalty obligation or other material restriction. Neither the execution and delivery of this Agreement, the continued operation of the Business post-Closing, nor the performance by the Target or the Vendor of any actions contemplated by this Agreement, will cause the termination of any IP License, or impair or restrict the rights of the Target to use, possess, sell, transfer, license, or exercise any rights in the Company Intellectual Property. Following Closing, the Target will be entitled to continue to use, practice and exercise rights in all of the Company Intellectual Property to the same extent and in the same manner as used, practiced and exercised by the Target prior to Closing without any financial obligation to any Person.

(ii)	To the knowledge of the Vendor, no Intellectual Property owned by or licensed to the Target is being infringed by any other Person. The Target has not received any written notice from a third Person claiming infringement, misappropriation, or violation by the Target of any Intellectual Property owned by any third Person.

(iii)	There are no claims or other Proceedings presently pending and at no time between July 1, 2016 and the Closing Date have there been any Proceedings, in each case, contesting the validity, use, ownership, registrability or enforceability of any Company Intellectual Property and, to the knowledge of the Vendor, no such Proceeding is threatened and there is no valid basis or other facts or circumstances exist for any such claim, demand, action or Proceeding. To the knowledge of the Vendor, neither any Company Intellectual Property nor the operation of the Business infringes, misappropriates or otherwise violates, or has at any time infringed, misappropriated or otherwise violated, any Intellectual Property of any Person. No notices have been received by the Target at any time regarding any of the foregoing (including any cease-and-desist letters and demands or offers to license any Intellectual Property from any other Person or contesting or seeking to deny or restrict or otherwise concerning the validity, use, ownership, registrability or enforceability of any Company Intellectual Property).

(iv)	All Intellectual Property owned by the Target is developed or created by: (A) then-current employees of the Target who in each case developed or created such Intellectual Property acting within the scope of their respective employment with the Target and who irrevocably assigned in writing to the Target all of their rights, title and interest thereto and irrevocably waived all of their personal rights, including moral rights, that such employees may possess in and to any such Intellectual Property; or (B) independent contractors engaged by the Target to undertake such development who irrevocably assigned in writing to the Target all of their rights, title and interest in and to such Intellectual Property and irrevocably waived all of their personal rights, including moral rights that such independent contractors may possess in and to any such Intellectual Property; or otherwise acquired by the Target pursuant to a valid assignment agreement that irrevocably assigned to the Target all rights title and interest therein, free and clear of any Liens and containing all necessary waivers of personal rights, including moral rights; and all such assignment agreements referenced in this paragraph remain in full force and effect.

(v)	Except as set forth in Schedule 3.1(x)(v) of the Disclosure Schedule and pursuant to the IP Licenses, there are no royalties, fees (including registration, maintenance and renewal fees), honoraria or other payments payable by the Target to any Person by reason of the ownership, development, modification, use, license, sublicense, sale or other disposition of the Company Intellectual Property.

(vi)	Except as set forth in Schedule 3.1(x)(vi) of the Disclosure Schedule, no Company Intellectual Property was created using any facilities, funding or other resources of any Governmental Entity, any research institution, or any college, university, or other institution of higher education. No Person who was involved in, or who contributed to, the creation or development of any Company Intellectual Property has performed services for the government, university, college, or other educational institution or research center in a manner that would affect the Target’s rights in any Company Intellectual Property.

(vii)	The Target has, at all times, taken reasonable and adequate measures to safeguard and maintain the confidentiality, integrity and security and value of any and all trade secrets and all other confidential processes, know-how, business methods, information, data, and materials comprising or relating to the Company Intellectual Property, including all source code for the Company Software. Without limiting the generality of the foregoing, except as set forth on Schedule 3.1(x)(vii) of the Disclosure Schedule, the Target has at all times enforced a policy requiring each employee, agent, consultant, contractor or other Person employed or engaged by the Target to execute a reasonable proprietary information/confidentiality agreement that adequately protects the secrecy, confidentiality and value of any trade secret or confidential information of any third party to which such employee, agent, consultant, contractor or other Person is exposed. The Target has at all times maintained commercially reasonable safeguards against the destruction, loss, or alteration of customer data or information in its possession or control which comply with any applicable contractual and legal requirements. There has been no unauthorized disclosure to any third party of, or other misuse of, any trade secrets or other confidential or proprietary information, data or materials comprising the Company Intellectual Property. Without limiting the generality of the foregoing, no source code for any Company Software owned by the Target, nor any other Company Intellectual Property owned by the Target comprising a trade secret under any Applicable Laws, has been delivered, licensed or made available to any Person other than to Purchaser or to a then-current employee of the Target, on a need-to-know basis, under appropriate confidentiality protections. The Target is not subject to any escrow arrangements with respect to any portion of the Company Software that is owned by the Target.

(viii)	Schedule 3.1(x)(viii) of the Disclosure Schedule contains a complete and accurate list of all Open Source Software included within any Company Software or otherwise necessary for the use thereof and, for each such item, lists the license or other Contract pursuant to which the Target uses such Open Source Software, states whether such Open Source Software has been modified and provides a brief description of the use by the Target thereof. The Target has fully complied with all Contracts for any and all Open Source Software included in any Company Software that is owned by the Target. Except as set forth in Schedule 3.1(x)(viii) of the Disclosure Schedule, the Target has not used, modified or distributed in connection with its business, and is not currently using, modifying or distributing in connection with its business, any Open Source Software in any manner that requires that any Company Software to be: (A) disclosed, licensed or distributed to any Person in source code form; (B) licensed for the purpose of making derivative works; and/or (C) used or redistributable at no charge.

(ix)	The Target is in, and upon consummation of the transactions contemplated hereby Purchaser will be vested with, actual possession of the complete source code of the Company Software that is owned by the Target. Upon consummation of the transactions contemplated hereby, Purchaser will be in possession of all documentation and information relating to Company Software that is owned by the Target which is necessary for the effective exploitation and other use of the Company Software, and all such documentation and information is including within the documentation.

(x)	None of the Company Software or the Company Intellectual Property that is owned by the Target contains any Unauthorized Code (including any Unauthorized Code that could enable or assist any Person to access without authorization the IT Assets) or any material error or defect, and at no time has any Unauthorized Code, error or defect in any Company Software caused a material disruption, degradation or failure of any Company Software or the conduct of the business of the Target. To the knowledge of the Vendor, there has been no unlawful, accidental or unauthorized destruction, loss, modification or disclosure of, access to or use of any Company Intellectual Property. The Target has implemented adequate and reasonable anti-virus, backup, security and disaster recovery technology, plans, procedures and facilities consistent with good industry practices to protect and safeguard, as appropriate, the Company Intellectual Property.

(y)	IT Assets; Privacy and CASL.

(i)	The IT Assets are fully operational, fulfill the purposes for which they were acquired or developed and subject to normal wear and tear that is not material in nature or cost, are sufficient in all material respects for the current needs of the Business. The Target has maintained in the ordinary course of the normal day-to-day operations of the Business all required licenses and service contracts, including the purchase of a sufficient number of license seats for all Software, with respect to the IT Assets.

(ii)	The Target has a valid and legal right (whether contractually, by Applicable Law or otherwise) to access, use or disclose all Personal Information that is Processed by or on behalf of the Target in connection with its business. The Target is in compliance with all applicable Privacy and Security Requirements. The execution, delivery, or performance of this Agreement and the consummation of the Transaction will not violate any applicable Privacy and Security Requirements or result in or give rise to any right of termination or other right to impair or limit the Target’s rights to own or Process any Personal Information used in or necessary for the conduct of the Business.

(iii)	Except as set out in Schedule 3.1(y)(iii) of the Disclosure Schedule, the Target has not experienced any actual and threatened Security Breaches or Security Incidents, and there has not been any written notices or complaints from any Person regarding such a Security Breach or Security Incident. The Target has not received any written complaints, claims, demands, inquiries or other notices, including a notice of investigation, from any Person (including any Governmental Entity or self-regulatory authority or entity) regarding the Target’s Processing of Personal Information or compliance with Privacy and Security Requirements or that would trigger a notification or reporting requirement under any agreement or any Applicable Privacy Laws related to the collection, use, disclosure or security of Personal Information.

(iv)	The Target is in material compliance with CASL, and, within the meaning of CASL, sends commercial electronic messages only to recipients who have provided express consent to the receipt of such messages, or with respect to whom such the Target is deemed to have implied consent to send commercial electronic messages pursuant to CASL, or to otherwise be eligible for an exemption under CASL. The Target has not received any complaints from any Person pertaining to CASL compliance, and have received no inquiries, requests for information or other correspondence from any Governmental Entity relating to CASL compliance. The Target has obtained all necessary consents with respect to the computer programs it has used, in the course of its commercial activity, within the meaning of CASL.

(z)	Working Capital; Accounts Receivable. All accounts receivable of the Target are: (i) bona fide and valid receivables arising from sales actually made or services actually performed and were incurred in the Ordinary Course of Business; (ii) properly reflected in the Books and Records and balance sheets; and (iii) not subject to any setoffs, counterclaims, credits or other offsets, and are current and collectible in accordance with their terms at their recorded amounts, subject only to the reserve for bad debts set forth in the Interim Financial Statements. No agreement for deduction, free goods or services, discount or other deferred price or quantity adjustment has been made by the Target with respect to any accounts receivable other than in the Ordinary Course of Business.

(aa)	Inventories. The Target does not hold or own any inventory of any nature.

(bb)	Material Contracts. Schedule 3.1(bb) of the Disclosure Schedule discloses all of the following Contracts (collectively with the Contracts disclosed in Schedule 3.1(ii)(i) and Schedule 3.1(v)(i) of the Disclosure Schedule, the “Material Contracts”) to which the Target is a party:

(i)	any Contract with a Key Customer or Key Supplier;

(ii)	any Contract with a supplier or vendor for the purchase of assets, materials, supplies, equipment, software or services pursuant to which the Target reasonably expects to make future payments of more than Twenty Five Thousand Dollars ($25,000) in any rolling 12-month period;

(iii)	any Contract with any Governmental Entity;

(iv)	any broker, distributor, manufacturing, marketing, consulting, sales, advertising, or agency Contract;

(v)	any trust indenture, mortgage, promissory note, loan agreement, guarantee or other Contract to which the Target is a party for the borrowing of money or a leasing transaction of the type required to be capitalized in accordance with GAAP;

(vi)	any Contract for capital expenditures pursuant to which the Target reasonably expect to make future payments of more than Ten Thousand Dollars ($10,000) in any rolling 12-month period, in the aggregate;

(vii)	any Contract for the sale of any material assets of the Target in the 12 months prior to the Closing Date;

(viii)	any joint venture, co-ownership, franchise, management, strategic alliance, profit or revenue sharing agreement, royalty, license, partnership agreement or other business combination agreement to which the Target is a party;

(ix)	any license, franchise, royalty or other agreement which relates in whole or in part to any Intellectual Property of the Target;

(x)	any Contract containing a covenant that materially restricts the right of the Target to compete with any Person in any geographic area or any material line of business;

(xi)	any Contract containing non-solicitation, non-hire, or confidentiality provisions;

(xii)	any Contract under which the Target have granted exclusive rights to another party;

(xiii)	any Contract containing a “most favoured nation” or similar provision;

(xiv)	any Contract containing fixed pricing for a period greater than six (6) months;

(xv)	any Contract containing an obligation to purchase or supply a minimum amount of product or services;

(xvi)	any Contract that will expire or may be terminated without cause within six (6) months, where such expiration or termination would reasonably be expected to be material to the Business;

(xvii)	any Contract with any Person with whom the Target or the Vendor or the Principal does not deal at arm’s length within the meaning of the Tax Act;

(xviii)	any Contract under which there is continuing liability to pay any “earn-out” payment or deferred or contingent purchase price with respect to the purchase of any business as a going concern or entity;

(xix)	any Contract that provides for the indemnification of any Person or the assumption of any environmental or other liability of any Person;

(xx)	shareholder agreements, registration rights agreements or any other Contracts relating to or affecting the ownership, transfer or voting of any shares or other securities of the Target;

(xxi)	any Contract under which the Target has guaranteed, assumed or endorsed the obligations or liabilities of any Person, whether such liabilities are accrued, absolute, contingent or otherwise, other than cheques endorsed for collection;

(xxii)	any Contract that expires or may be renewed at the option of any Person other than the Target so as to expire more than one (1) year after the date of this Agreement;

(xxiii)	any Contract in respect of Intellectual Property, other than non-exclusive licenses for off-the-shelf commercially available software;

(xxiv)	any Contracts relating to the acquisition by the Target of any business, stock, shares or other securities of any other Person (whether by merger, sale of shares or other securities, sale of assets or otherwise);

(xxv)	any Contract containing a liquidated damages provision;

(xxvi)	any other Contract that is material to the Business;

(xxvii)	any Contract which takes an offsetting or hedging financial position to mitigate risk of adverse price or market movements of assets or matters related to the Business such as fluctuation in foreign exchange and interest rates; or

(xxviii)	any outstanding written commitment to enter into any contract of the type described in this Section 3.1(bb).

(cc)	The Target has performed all obligations required to be performed by it and is entitled to all benefits under, and is not in breach, default or violation or alleged to be in such breach, default or violation of, any Material Contract nor, to the knowledge of the Vendor, is any counterparty to a Material Contract in breach, default, violation or alleged to be in breach, default or violation under any Material Contract. Each of the Material Contracts is in full force and effect, unamended, and there exists no actual, alleged or anticipated default or event of default or event or condition (including the purchase of the Purchased Shares) which would with the giving of notice, the lapse of time, or both, or the happening of any other event or condition, result in a breach, default or violation under any Material Contract. Complete and accurate copies of all Material Contracts have been delivered to the Purchaser. No counterparty to a Material Contract has exercised any material discretionary right under any such Material Contract. With respect to Contracts to which the Target is a party that are not Material Contracts, except for certain acts of default or breach which, in the aggregate, are not material, the Target has not violated or breached, any of the terms or conditions of any such Contract, and to the knowledge of the Vendor, except for certain failures to perform which, in the aggregate, are not material, all the covenants to be performed by any other party to such Contracts have been fully performed.

(dd)	Accounts and Powers of Attorney. Schedule 3.1(dd) of the Disclosure Schedule lists: (i) the name of each bank or other depository in which the Target maintains any bank account, trust account or safety deposit box and the names of all individuals authorized to draw on them or who have access to them; and (ii) the name of each Person holding a general or special power of attorney from the Target and a summary of its terms.

(ee)	Compliance with Laws; Authorizations.

(i)	The Target is conducting the Business in compliance in all material respects with all Applicable Laws, and is not in material default of any Applicable Law or any Order, and, to the knowledge of the Vendor, there exists no state of facts which, after notice or lapse of time or both, would constitute such a default.

(ii)	Schedule 3.1(ee)(ii) of the Disclosure Schedule sets forth a true and complete description and copies of all Authorizations held by or granted to the Target, which comprise all of the Authorizations necessary to permit the Target, and the employees and contractors of the Target to lawfully conduct and operate the Business in the manner they currently conduct and operate the Business, including all such Authorizations required by any Governmental Entity engaged in the regulation of the Business.

(iii)	The Target and the Business are, and at all times have been, in compliance with all of the terms and requirements of each Authorization identified in Schedule 3.1(ee)(ii) of the Disclosure Schedule. All Authorizations are valid, subsisting, in full force and effect and unamended, and the Target is not in default or breach of any Authorization; no Proceeding is pending or threatened to revoke or limit any Authorization, and the completion of the Transaction will not result in the revocation of any Authorization or the breach of any term, provision, condition or limitation affecting the ongoing validity of any Authorization.

(ff)	Environmental Matters. Without limiting the generality of Section 3.1(ee), the Target’s conduct of the Business and the current use and condition of the Premises have been and are in material compliance with all applicable environmental laws, and, to the knowledge of the Vendor, there are no facts which would give rise to material non-compliance of the Target with any environmental laws, either in the conduct by the Target of the Business, or in the current uses and condition of the Premises. The Vendor and the Target have all material Authorizations required by all applicable environmental laws for the conduct by the Target of the Business, and the Vendor and the Target are in material compliance with all those material Authorizations.

(gg)	Key Suppliers and Customers.

(i)	A complete and accurate list of the top ten (10) significant vendors and suppliers (by fees paid or payable) of the Business for each of the fiscal years ending December 31, 2025 and December 31, 2024 (the “Key Suppliers”) and the amount for which the Business was invoiced during each such period in connection with each such Key Supplier is provided in Schedule 3.1(gg)(i) of the Disclosure Schedule. No such Key Supplier has ceased to provide, or, to the knowledge of the Vendor, intends to cease to provide, or has changed, or, to the knowledge of the Vendor, intends to change, in any material respect, the terms or conditions under which it provides, services or products to the Business, or has substantially reduced, or, to the knowledge of the Vendor, intends to substantially reduce, the provision of such services or products at any time.

(ii)	A complete and accurate list of the top ten (10) significant customers (by revenue received) of the Business for each of the fiscal years ending December 31, 2025 and December 31, 2024 (the “Key Customers”) and the amount for which the Business invoiced each such Key Customer during such period is provided in Schedule 3.1(gg)(ii) of the Disclosure Schedule. No such Key Customer has ceased to purchase, or, to the knowledge of the Vendor, intends to cease to purchase, or to change, or has changed, in any respect, the terms or conditions under which it purchases, services or products from the Business, or has substantially reduced, or, to the knowledge of the Vendor, intends to substantially reduce, the purchase of such services or products at any time.

(hh)	Business. The Business is the only business carried on by the Target.

(ii)	Employees and Independent Contractors; Employee Plans.

(i)	Schedule 3.1(ii)(i) of the Disclosure Schedule sets out: (A) each Contract for the employment, engagement or retainer of any employee, agent or independent contractor employed by, or engaged in, the operation of the Business or otherwise employed or engaged by the Target and any amendments thereto; and (B) any outstanding Contract or commitment providing for severance, termination pay, pay in lieu or similar payments to any employee or independent contractor or agent engaged by the Target.

(ii)	Except as required by Applicable Law or disclosed in Schedule 3.1(ii)(ii) of the Disclosure Schedule, there are no severance, termination, compensation, change of control, employment, retention or other Contracts with current or former employees of the Target providing for cash or other compensation, benefits or acceleration of benefits that is a result of the consummation of, or relating to, the Transaction, including a change of control of the Target.

(iii)	Except as disclosed in Schedule 3.1(ii)(iii), there is no employee who is currently on an authorized leave of absence or who is in receipt of benefits pursuant to a short or long term disability plan provided by the Target or workers’ compensation.

(iv)	Schedule 3.1(ii)(iv) of the Disclosure Schedule contains a correct and complete list of each employee currently employed by the Target, whether actively at work or not, including (with names disclosed only in respect of Key Employees) salaries, wages, commissions, bonus arrangements, benefits, positions, ages, status as full-time or part-time employees, location of employment, length of service with the Target and whether they are subject to a written employment Contract.

(v)	Schedule 3.1(ii)(v) of the Disclosure Schedule contains a correct and complete list of each independent contractor or consultant engaged by the Target, including their names, consulting fees, any other forms of compensation or benefits, and whether they are subject to a written Contract. To the knowledge of the Vendor, each independent contractor, agent or consultant of the Target has been properly classified by the Target as an independent contractor and the Target has not received any notice from any Governmental Entity or other Person disputing such classification.

(vi)	Without limiting the generality of Section 3.1(ee), the Target has complied in all material respect with all Applicable Laws relating to employment and labour matters, including any provision thereof relating to wages, bonuses, commissions, hours of work, vacation pay, holiday pay, overtime pay, paid or unpaid leave, immigration, fair labour/employment standards, collective bargaining, labour relations, accessibility, pay equity, discrimination, harassment, benefits, pension, human rights, employee visa and work permit requirements, and occupational health and safety.

(vii)	The Target is not a party to or bound by, nor does the Target have any liability with respect to, any Collective Agreement and no trade union, council of trade unions, employee bargaining agency or affiliated bargaining agent holds bargaining rights with respect to any of the employees of the Target by way of certification, interim certification, voluntary recognition, or succession rights, or has applied or threatened to apply to be certified as the bargaining agent of any employee of the Target. No strike, work stoppage, slowdown, lockout, unfair labour practice charge, employee labour grievance or dispute, is before any provincial labour relations board or tribunal or similar labour activity or dispute affecting the Target have occurred, is pending or is threatened, and the Target has not in the past six (6) years engaged, nor currently is engaging, in any unfair labour practice. There are no current union organization activities involving any employee of the Target.

(viii)	To the knowledge of the Vendor, no employee of the Target presently intends to leave the employ of, or terminate his or her employment with, the Target, whether as a result of the Transaction or otherwise.

(ix)	There have been no claims or allegations of harassment, including sexual harassment or criminal allegations, that have been made against any officer, director or employee (or any former officer, director or employee during the course of such person’s engagement with the Target) of the Target. The Target has not entered into any settlement agreements related to allegations of sexual harassment or criminal misconduct by an officer, director or Employee (or any former officer, director or employee) of the Target.

(x)	The Target is in material compliance with all terms and conditions of employment of each of its employees, whether pursuant to statute or Contract.

(xi)	There are no outstanding assessments, penalties, fines, liens, charges, surcharges, or other amounts due or owing pursuant to any workplace safety and insurance legislation and the Target has not been reassessed in any material respect under such legislation during the past six (6) years and no audit of the Target is currently being performed pursuant to any applicable workplace safety and insurance legislation. There are no Proceedings or potential Proceedings which may adversely affect the Target’s accident cost experience in respect of the Business.

(xii)	All Orders and inspection reports under applicable occupational health and safety legislation (“OHSA”) have been provided to the Purchaser. There are no charges against the Target pending under OHSA. The Target has complied in all material respects with any Orders issued under OHSA and there are no appeals of any Orders under OHSA currently outstanding.

(xiii)	The Target is not currently employing, or planning to employ, any worker pursuant to a work permit or labour market impact assessment opinion confirmation. No audit by a Governmental Entity is being conducted or pending in respect of any foreign workers.

(xiv)	Schedule 3.1(ii)(xiv) of the Disclosure Schedule contains a true and complete list and description of all Employee Plans. The Target is not a party to or bound by, nor does the Target have any liability with respect to, any Employee Plans other than those listed in Schedule 3.1(ii)(xiv) of the Disclosure Schedule.

(xv)	No Employee Plan contains a “defined benefit provision” (as that term is defined in the Tax Act). No Employee Plan provides a supplemental pension benefit. Each Employee Plan that is a funded plan is fully funded on a going concern basis and solvency basis in compliance with Applicable Law and pursuant to the actuarial assumptions and methodology utilized in the most recent actuarial valuation therefore.

(xvi)	All amounts due or accrued due for all salary, wages, bonuses, commissions, vacation with pay, sick days and benefits under the Employee Plans have either been paid or are accurately reflected in the Books and Records.

(xvii)	All Employee Plans administered by the Target have been established, administered, communicated and invested in accordance with Applicable Laws. To the knowledge of the Vendor, the Target has not, nor has any of its agents or delegates, breached any fiduciary obligation with respect to the administration or investment of any applicable Employee Plan.

(xviii)	The Target has not made any promise, proposal or commitment, whether legally binding or not, to modify or change any existing Employee Plan that would affect any Employee, and no provision of any Employee Plan or of any agreement, and subject to the requirements of Applicable Laws.

(xix)	None of the Employee Plans provides benefits, including death or medical benefits (whether or not insured), with respect to employees of the Target or the beneficiaries or dependants of employees or former employees beyond retirement or other termination of service, other than coverage required by Applicable Law, or death or retirement benefits under any Pension Plan.

(xx)	Only current employees of the Target (or the spouses, dependents, survivors or beneficiaries thereof, if permitted by the relevant Employee Plan) are entitled to participate in the Employee Plans.

(xxi)	The execution and delivery of, and performance by the Vendor of this Agreement and the consummation of the Transaction will not: (i) accelerate the time of payment or vesting under any Employee Plan; (ii) result in an obligation to fund (through a trust or otherwise) any compensation or benefits under any Employee Plan; (iii) increase any amount payable under any Employee Plan; or (iv) result in the acceleration of any other material obligation pursuant to any Employee Plan.

(jj)	Insurance. Schedule 3.1(jj) of the Disclosure Schedule lists and includes a copy of all insurance policies maintained by the Target covering the assets, Business, employees, officers and directors of the Target (the “Insurance Policies”), and also specifies the insurer, the amount of the coverage, the type of insurance, the policy number and any pending claims with respect to each Insurance Policy. All Insurance Policies are in full force and effect and the Target: (i) are not in default, whether as to the payment of premiums or otherwise, under any material term or condition of any of the Insurance Policies; and (ii) have not failed to give notice or present any claim under any of the Insurance Policies in a due and timely fashion.

(kk)	Litigation.

(i)	There are no Proceedings pending or, to the knowledge of the Vendor, threatened in writing, whether or not purportedly on behalf of or against the Business or the Target (or any predecessor corporation) or against the Vendor, at law or in equity or before or by any Governmental Entity, and there exists no state of facts which after notice or lapse of time or both would give rise to any such Proceedings. There is no outstanding Order involving the Business or the Target (or any predecessor corporation) or against the Vendor, or relating in any way to the Transaction.

(ii)	Without limiting the generality of Section 3.1(s) or Section 3.1(x), the Target is not subject to any claims, disputes, or investigations relating to intellectual property ownership, creator or influencer rights, platform compliance, regulatory matters, or any other legal or contractual obligations that would, or would reasonably be expected, to result in a Material Adverse Effect.

(ll)	No Expropriation. In the last six (6) years, no undertakings, property or asset of the Target has been taken or expropriated by any Governmental Entity and no notice or proceeding in respect of any expropriation has been given or commenced, and, to the knowledge of the Vendor, there is no intent or proposal to give any notice or commence any proceeding in respect of any expropriation.

(mm)	Non-Arm’s Length Transactions. Except pursuant to the Pre-Closing Reorganization or as set out in Schedule 3.1(mm) of the Disclosure Schedule, no current or former officer, director, employee or shareholder of the Target or the Vendor or the Principal, or any Affiliate of any of them or any Family Member or other Person not acting at arm’s length (within the meaning of the Tax Act) with any of them or any Person in respect of which any of them are a director, officer, employee or consultant hold a direct or indirect financial interest (other than holding, as a passive investor, not more than 2% of the issued and outstanding shares of a publicly traded company): (i) has entered into, or is presently a party to, any Contract, commitment, transaction or other business relationship with the Target; (ii) has any interest in any material property, assets or rights used in the conduct of the Business; or (iii) owes, or is owed, any amount to or from the Target (excluding employee compensation). All Contracts binding upon or affecting the Target have been entered into on an arm’s length basis (within the meaning of the Tax Act).

(nn)	Grants.

(i)	Schedule 3.1(nn)(i) of the Disclosure Schedule lists (i) all grants, subsidies, incentives, tax credits, rebates, forgivable loans, wage subsidies, or other financial assistance of any nature applied for, approved, or claimed by the Target between July 1, 2019 and the Closing Date; and (ii) all grants, subsidies, incentives, tax credits, rebates, forgivable loans, wage subsidies, or other financial assistance of any nature that are expected to be received by the Target after the Closing but that relate, in whole or in part, to any period prior to the Closing (collectively, (i) and (ii), the “Grants”).

(ii)	The Target is, and has at all times been, in compliance in all material respects with all terms and conditions applicable to the Grants and is entitled to all benefits pursuant to the Grants, and all information provided in connection therewith was true and complete in all material respects when submitted. There exists no actual or, to the knowledge of the Vendor, alleged or anticipated default or event of default or event or condition (including the consummation of the Transaction) which would with the giving of notice, the lapse of time, or both, or the happening of any other event or condition, result in: (A) the Target no longer being eligible for the relevant Grant; or (B) a breach, default or violation of any Applicable Law related to the relevant Grant by the Target.

(iii)	The Target has no obligation, whether actual or contingent, to repay, reimburse, or return any Grant, and no fact or circumstance exists that would reasonably be expected to result in any repayment, reduction, suspension, or clawback thereof. Except as set forth on Schedule 3.1(nn)(iii) of the Disclosure Schedule, neither the execution, delivery, or performance of this Agreement nor the consummation of the Transaction will result in the termination, modification, reduction, or repayment of any Grant, and the Target has not received any notice of audit, investigation, or claim relating to any Grant.

(oo)	Brokers. Except as set forth on Schedule 3.1(oo) of the Disclosure Schedule, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Transaction based upon arrangements made by or on behalf of the Target, the Vendor or the Principal.

(pp)	Pre-Closing Reorganization. The Pre-Closing Reorganization will be effected and completed in accordance with Exhibit A and in accordance with all Applicable Laws.

(qq)	Full Disclosure. This Agreement does not (i) contain any untrue statement of a material fact in respect of the affairs, prospects, operations or condition of the Target, its assets, the Business or the Transaction, or (ii) omit any statement of a material fact necessary in order to make the statements in respect of the affairs, operations, prospects, or condition of the Target, its assets, the Business or the Transaction not misleading.

3.2	Representations and Warranties of the Purchaser

The Purchaser represents and warrants to the Vendor, as of the date hereof and as of the Closing, as follows and acknowledges that, notwithstanding any independent investigation by the Vendor, the Vendor is relying on the representations and warranties contained in this Section 3.2, as follows:

(a)	Corporate Existence of Purchaser; Capacity and Power. The Purchaser is a corporation duly incorporated and validly existing under the laws of the Province of Ontario. The Purchaser has all necessary corporate power, authority and capacity to enter into and perform its obligations under this Agreement.

(b)	Binding Obligation. The execution and delivery of this Agreement and the completion of the transactions contemplated by this Agreement have been duly authorized by all necessary corporate action on the part of the Purchaser. This Agreement has been duly executed and delivered by the Purchaser and constitutes a valid and binding obligation of the Purchaser, enforceable against the Purchaser in accordance with its terms, subject to applicable bankruptcy, insolvency and other Applicable Laws of general application limiting the enforcement of creditors’ rights generally and to the fact that equitable remedies, including specific performance, are discretionary and may not be ordered in respect of certain defaults.

(c)	Absence of Conflict. None of the execution and delivery of this Agreement, the performance of the Purchaser’s obligations under this Agreement, or the completion of the transactions contemplated by this Agreement, will result in or constitute a breach of any term or provision of, or constitute a default under, the Organizational Documents of the Purchaser or any Contract to which the Purchaser is a party.

(d)	Litigation. No Proceedings of any nature are pending or threatened against the Purchaser would reasonably be expected to affect the completion of the Transaction.

Article 4
pre-closing covenants

4.1	General

Subject to the terms of this Agreement, each party shall use commercially reasonable efforts to consummate and make effective the transactions contemplated by this Agreement (including satisfaction of the conditions set out in Article 5).

4.2	Conduct of Business During Pre-Closing Period

During the Pre-Closing Period, the Vendor covenants and agrees that, except as required by Applicable Law or otherwise pursuant to the terms of this Agreement:

(a)	The Vendor and the Principal shall cause the Target to operate the Business in the Ordinary Course of the Business, in compliance with Applicable Law and the terms and conditions of all Material Contracts, and in a manner that maintains the goodwill of the Business and maintains relations with employees, agents and independent contractor employed by, or engaged in, the operation of the Business, and the suppliers, customers and landlords of the Business in accordance with past custom and practice.

(b)	Without limiting the generality or effect of subsection 4.2(a), without the prior written consent of the Purchaser, the Vendor and the Principal shall not permit the Target to:

(i)	other than in connection with the Pre-Closing Reorganization, amend its Organizational Documents, effect any split, combination, reclassification or similar action with respect to its shares or other securities or adopt or carry out any plan of complete or partial liquidation or dissolution;

(ii)	other than in connection with the Pre-Closing Reorganization, issue, sell, grant or otherwise dispose of any of its shares or other securities, or amend any term of any of its outstanding shares or other securities;

(iii)	other than in connection with the Pre-Closing Reorganization, (A) make any declaration or payment of, or set aside funds or other distribution with respect to any of its shares or other securities; or (B) repurchase, redeem, or otherwise acquire or cancel any of its shares or other securities; become liable in respect of any guarantee or incur, assume or otherwise become liable in respect of any Indebtedness;

(iv)	(A) merge or consolidate with any Person; (B) acquire any material assets; or (C) make any loan, advance or capital contribution to, acquire any shares or other securities in, or otherwise make any investment in, any Person;

(v)	make, change or revoke any election in respect of Taxes; adopt or change any method of accounting in respect of Taxes; amend any Tax Return; agree to or settle any Action in respect of Taxes; enter into any Contract in respect of Taxes; take any action in respect of Taxes outside of the Ordinary Course of Business; surrender any right to, or file, any claim for, a Tax refund or fail to (A) timely pay Taxes when due, or (B) timely file all required Tax Returns;

(vi)	take or permit any action that would cause any of the changes, events or conditions described in subsection 3.1(r);

(vii)	modify, extend, renew or amend in any material respect or terminate any Material Contract or waive, release or assign any material rights or claims thereunder, cause or suffer any acceleration of any material terms under any Material Contract, or enter outside of the Ordinary Course of Business into any Contract which would have been a Material Contract had the Target been a party to such Contract on the date of this Agreement;

(viii)	discontinue or enter into any new line of business;

(ix)	hire or engage, or terminate the employment or services of, any employee or independent contractor (other than for cause);

(x)	enter into any new lease, sublease, license or other agreement for the use or occupancy of any Real Property;

(xi)	delay or postpone the payment of accounts or other amounts payable or other liabilities, or accelerate the collection of any accounts or other amounts receivable, in each case, outside of the Ordinary Course of Business;

(xii)	take or permit any action that would, or would reasonably be expected, to result in a Material Adverse Effect;

(xiii)	license or otherwise dispose of the rights to use any patent, trademark or other Company Intellectual Property or disclose trade secrets to a third party;

(xiv)	permit Working Capital to fall below the Target Working Capital; or

(xv)	enter into any Contract to do any of the things referred to in this subsection 4.2(b);

(c)	The Vendor and the Principal shall cause the Target to continue to maintain in full force and effect all policies of insurance or renewals thereof now in effect, subject to any expiration provided for in the terms thereof during the Pre-Closing Period, in which case the Vendor and the Principal shall cause the Target to obtain an extension or renewal thereof or a replacement therefor, and the Target shall give all notices and present all claims under all policies of insurance in a prompt and timely fashion.

(d)	The Vendor and the Principal shall cause the Target to maintain the Books and Records and all other documents, files, records and other data, financial or otherwise relating to the Business.

4.3	Access to Information During Pre-Closing Period

The Vendor and the Principal shall cause the Target to, upon reasonable notice, make available to the Purchaser and its Representatives and, if requested by the Purchaser, provide a copy to the Purchaser of, at the sole cost and expense of the Purchaser, all title documents, Contracts, financial statements, policies, plans, reports, Orders, permits, books of account, accounting records, Organizational Documents, minute books, constating documents, shareholder registers, and all other documents, information or data relating to the Target and the Business, including all Books and Records, Tax, financial and operating data reasonably requested by the Purchaser and in the possession or control of the Vendor, the Principal or the Target (other than documents or information prepared by or for the Vendor or its advisors in connection with the sale process), provided that the foregoing review and inspection: (a) shall take place during regular business hours, (b) shall not unreasonably disrupt the conduct of the operations of the Business, (c) shall not result in a violation of any Applicable Law, Order, Contract or Authorization applicable to the Target, and (d) shall not jeopardize any attorney-client or other legal privilege; provided that the Vendor and the Principal shall use commercially reasonable efforts to provide access to relevant information in a manner that does not result in a loss of such privilege, and (e) shall remain subject to all existing confidentiality and non-disclosure obligations of the Purchaser and its Affiliates.

The Vendor and the Principal shall, and shall cause the Target to, co-operate with the Purchaser in arranging any meetings that the Purchaser, upon reasonable notice to the Vendor and during business hours, may reasonably request with:

(a)	employees, agents and independent contractor employed by, or engaged in, the operation of the Business;

(b)	landlords, customers, suppliers, licensors, licensees, distributors or any other parties who has a business relationship with the Target; and

(c)	the auditors or accountants, or other Persons engaged to provide any financial services to the Target concerning the Business,

for purposes reasonably related to the transactions contemplated by this Agreement. Notwithstanding the foregoing, provided the Vendor shall be entitled to deny or limit any request for access to any of the foregoing where the Vendor determines, acting reasonably and in good faith, that such access would reasonably be expected to: (i) materially disrupt the operation of the Business; (ii) materially adversely affect employee morale or retention; (iii) result in the premature disclosure of the transactions contemplated by this Agreement; or (iv) be materially detrimental to the Business or its material relationships with customers or suppliers. All such access shall be coordinated through the Vendor (or its designated representative), and the Vendor shall have the right to attend all meetings unless otherwise agreed to between the Purchaser and the Vendor.

No investigation by the Purchaser or any of its Representatives, including pursuant to this Section 4.3, shall have the effect of diminishing or waiving any representation or warranty made by the Vendor in Section 3.1 or the covenants or other obligations of the Vendor and the Principal set forth in this Agreement or any of the Ancillary Agreements.

4.4	No Solicitation

During the Pre-Closing Period, neither the Vendor nor the Principal shall, nor shall they permit the Target to, nor shall they authorize any of their or the Target’s Representatives to, and shall direct their Representatives not, to directly or indirectly: (a) solicit, initiate or encourage, facilitate or take any action to facilitate any Acquisition Proposal or which is reasonably likely to lead to any Acquisition Proposal; (b) participate in any discussions or negotiations with, or furnish any information, to any Person, other than the Purchaser and its Representatives, relating to any Acquisition Proposal; or (c) enter into any agreement (whether or not binding) with respect to any Acquisition Proposal. The Vendor, the Principal and the Target shall immediately cease and cause to be terminated all existing discussions or negotiations with any Persons conducted heretofore with respect to, or that could lead to, an Acquisition Proposal. The Vendor and the Principal shall cause the Target to promptly notify the Purchaser in writing if any proposals are received by, any information is requested from, or any negotiations or discussions are sought to be initiated and continued with the Vendor, the Principal, the Target or, to the knowledge of the Vendor, any of their Representatives, in each case in connection with an Acquisition Proposal. The Vendor and the Principal agree that the rights and remedies for non-compliance with this Section 4.4 shall include having such provision specifically enforced by any court having jurisdiction, it being acknowledged and agreed that any such breach or threatened breach shall cause irreparable injury to the Purchaser and that monetary damages would not provide an adequate remedy to the Purchaser.

4.5	Notice of Material Developments

Each party hereto shall give prompt written notice to the other parties of (a) any inaccuracy of or variance in any of its representations or warranties contained in Article 3, (b) any breach of any covenant or agreement hereunder by such party, and (c) any other material development affecting the ability of such party to consummate the transactions contemplated by this Agreement. Delivery of any such notice by any party hereto shall have no effect on the rights and obligations of the parties hereunder.

4.6	Third Party Notices and Consents

The Vendor and the Principal shall, and shall cause the Target to, give all required notices to third parties and use commercially reasonable efforts to obtain all required third party consents in connection with the matters contemplated by this Agreement.

4.7	Governmental Approval and Consents

(a)	Each of the parties hereto shall give any notices to, make any filings with, and use commercially reasonable efforts to obtain any authorizations, consents and approvals of all Governmental Entities in connection with the matters contemplated by this Agreement.

(b)	Each of the parties hereto will coordinate and cooperate in exchanging information and supplying assistance that is reasonably requested in connection with this Section 4.7, including providing each other party hereto with advance copies and reasonable opportunity to comment on and participate in all material communications with and information supplied to any Governmental Entity, and all material information and communication received from any Governmental Entity. To the extent that any information or documentation to be provided by one party hereto to the other party hereto pursuant to this Section 4.7 is competitively sensitive, such information may be provided on an external counsel only basis.

(c)	Notwithstanding the foregoing, nothing in this Section 4.7 shall require the Purchaser or any of its Affiliates to agree to (i) sell, hold, divest, discontinue or limit, before or after the Closing Date, any assets, businesses or interests of the Purchaser, the Target or any of their respective Affiliates; (ii) any conditions relating to, or changes or restrictions in, the operations of any such assets, businesses or interests; or (iii) any material modification or waiver of the terms and conditions of this Agreement.

4.8	No Pledge or Transfer of Purchased Shares

The Vendor and the Principal each covenant and agree that during the Pre-Closing Period, each of them shall not sell, pledge, transfer or otherwise dispose of or subject to any Encumbrance, any of the Purchased Shares or any of the shares of the Vendor. The Vendor and the Principal covenant and agree that during the Pre-Closing Period none of them shall allow the Target to permit any pledge, transfer or other disposition, or allow any Encumbrance to be placed upon, the Purchased Shares.

Article 5
CONDITIONS OF CLOSING

5.1	Purchaser’s Conditions

The Purchaser shall not be obligated to complete the purchase of the Purchased Shares pursuant to this Agreement unless, at or before the Closing, each of the conditions listed below in this Section 5.1 has been satisfied or waived by the Purchaser, it being understood that the following conditions are included for the exclusive benefit of the Purchaser and may be waived in whole or in part by the Purchaser:

(a)	all representations and warranties contained in Section 3.1 (other than the Fundamental Representations) that are qualified as to materiality will be true and correct in such respect and those not so qualified will be true and correct in all material respects as of the date of this Agreement and the Closing Date (except to the extent that such representation and warranty expressly speaks as of an earlier date other than the date of this Agreement in which case such representation and warranty shall be true and correct as of such earlier date);

(b)	the Fundamental Representations will be true and correct in all respects as of the Closing with the same effect as though made on and as of the Closing Date (except to the extent that such representation and warranty expressly speaks as of an earlier date other than the date of this Agreement in which case such representation and warranty shall be true and correct as of such earlier date);

(c)	the Vendor will have performed and complied, and will have caused the Target to have performed and complied, with all of the covenants, terms and conditions in this Agreement to be performed or complied with by such Person at or before the Closing;

(d)	since the date of this Agreement, no Material Adverse Effect shall have occurred;

(e)	no Key Customer or Key Supplier shall have canceled, terminated, suspended, modified, amended or not renewed its business relationship with the Business or made any written threat, or, to the knowledge of the Vendor, oral threat, to the Business that it intends to cancel, terminate, suspend, modify, amend or not renew its relationship with the Business;

(f)	the Purchased Shares will be free of all Encumbrances;

(g)	the respective assets and undertakings of the Target will be free of all Encumbrances, except for Permitted Encumbrances;

(h)	the Pre-Closing Reorganization shall have been effected and completed in accordance with the memorandum attached as Exhibit A and in accordance with all Applicable Laws; and

(i)	the Vendor will, and will have caused the Target to, have delivered each of the following to the Purchaser on or prior to Closing:

(i)	share certificates or notices of uncertificated security representing the Purchased Shares, each duly endorsed for transfer by the Vendor to the Purchaser or accompanied by duly executed share transfer powers of attorney in favour of the Purchaser entered into the Books and Records;

(ii)	a certificate of compliance or status with respect to the Target and the Vendor, in each case issued by the governing body of the jurisdiction of organization of the Target or the Vendor, as the case may be, as of a date not more than three (3) days prior to the Closing;

(iii)	a certificate from an officer of the Target certifying: (i) the resolutions of the board of directors of the Target authorizing the Transaction and the entering into of this Agreement and the Ancillary Agreements to which the Target is a party; (ii) the articles and bylaws of the Target; and (iii) the names, positions and signatures of the persons authorized to sign agreements on behalf of the Target;

(iv)	a certificate from an officer of the Vendor certifying: (i) the resolutions of the board of directors of the Vendor authorizing the Transaction and the entering into of this Agreement and the Ancillary Agreements to which the Vendor is a party; and (ii) the names, positions and signatures of the persons authorized to sign agreements on behalf of the Vendor;

(v)	resignations, dated as of the Closing Date, of each member of the board of directors of the Target, along with releases from the Vendor, the Principal and each resigning director and officer in favour of the Target and the Purchaser;

(vi)	the Restrictive Covenants Agreements duly executed by the Vendor and the Principal;

(vii)	the Employment Agreement duly executed by the Principal;

(viii)	employment agreements duly executed by each of the Key Employees other than the Principal (the “Executive Employment Agreements”);

(ix)	the Post-Closing Shareholders Agreement duly executed by the Vendor and the Principal;

(x)	the Escrow Agreement duly executed by the Vendor;

(xi)	at least two (2) Business Days prior to the Closing Date, payout letters and Encumbrance release documentation (“Payout Letters”) relating to the repayment of any and all Indebtedness required to be paid at Closing from the applicable creditor in each case in a form and substance satisfactory to the Purchaser; provided that for purposes of this Section 5.1(i)(xi), “Indebtedness required to be paid at Closing” shall include all items of Indebtedness (as defined in Section 1.1), including any intercompany indebtedness or other amounts owing by the Target to the Vendor or any of its Affiliates (including in connection with the Pre-Closing Reorganization) (all of which shall be fully repaid or otherwise extinguished at or prior to Closing), and the Vendor shall deliver Payout Letters in respect of each such item of Indebtedness, regardless of whether such item was disclosed on Schedule 3.1(s)(ii) of the Disclosure Schedule;

(xii)	the Books and Records of the Target;

(xiii)	receipt of all consents and delivery of all notices referred to in Schedule 3.1(g)(ii) of the Disclosure Schedule, unless the Purchaser has confirmed in writing it does not require same for Closing;

(xiv)	evidence of completion of an audit of Target’s financial statements for the fiscal years ending December 31, 2025 and December 31, 2024 by Artesian CPA, LLC (or such other accounting firm selected by the Purchaser in consultation with the Vendor, acting reasonably);

(xv)	the Target’s financial statements for the fiscal years ending December 31, 2025 and December 31, 2024 prepared in accordance with GAAP;

(xvi)	release from 2307339 Ontario Inc. and 2307336 Ontario Inc. with respect to the obligations of the Vendor under the 2019 Share Purchase Agreement and related agreements;

(xvii)	evidence satisfactory to the Purchaser that all amounts payable by the Vendor pursuant to the 2019 Share Purchase Agreement have been paid in full and that 2307339 Ontario Inc. and 2307336 Ontario Inc. have provided a full release of any amounts owing thereunder (in addition to the release contemplated by Section 5.1(i)(xvi));

(xviii)	evidence satisfactory to the Purchaser that all fees and disbursements of counsel, financial advisors, brokers, consultants and accountants (including all amounts payable to BDO Canada LLP) incurred by the Vendor in connection with the Pre-Closing Reorganization and the Transaction have been paid in full prior to Closing and that no such amounts remain outstanding or are payable by the Target; and

(xix)	all other documents required to be delivered by the Target, the Vendor or the Principal pursuant to this Agreement or any Ancillary Agreement or reasonably necessary to give effect to the Transaction.

5.2	Vendor’s Conditions

The Vendor shall not be obligated to complete the transactions contemplated by this Agreement unless, at or before the Closing, each of the conditions listed below in this Section 5.2 has been satisfied, it being understood that the following conditions are included for the exclusive benefit of the Vendor and may be waived in whole or in part by the Vendor:

(a)	all representations and warranties of the Purchaser in Section 3.2 that are qualified as to materiality will be true and correct in such respect and those not so qualified will be true and correct in all material respects as of the Closing Date as though made on and as of the Closing Date (except to the extent such failure to be true renders the Purchaser unable to complete the transactions contemplated by this Agreement);

(b)	the Purchaser will have performed and complied with all of the covenants, terms and conditions in this Agreement on its part to be performed or complied with at or before the Closing; and

(c)	the Purchaser will have delivered each of the following to the Vendor:

(i)	a certificate of an officer of the Purchaser certifying: (i) the resolutions of the board of directors authorizing this Agreement and each Ancillary Agreement to which it is a party; (ii) the articles and by-laws of the Purchaser; and (iii) the names, positions and signatures of the persons authorized to sign agreements on behalf of the Purchaser;

(ii)	a certificate of status of the Purchaser as of a date not more than three Business Days prior to the Closing Date;

(iii)	the Restrictive Covenants Agreement duly executed by the Purchaser and the Target;

(iv)	the Employment Agreement duly executed by the Target;

(v)	the Executive Employment Agreement duly executed by the Target;

(vi)	the Post-Closing Shareholders Agreement duly executed by the Purchaser and the Target;

(vii)	the payment of the Estimated Purchase Price pursuant to Section 2.4; and

(viii)	all other documents required to be delivered by the Purchaser pursuant to this Agreement or any Ancillary Agreement or reasonably necessary to give effect to the Transaction.

5.3	Mutual Conditions

None of the parties to this Agreement will be obligated to complete the transactions contemplated by this Agreement unless, at Closing, no Proceeding will be pending or threatened by any Person or Governmental Entity, and no Applicable Law or Order will be in force, to restrain or prohibit completion of the Transaction.

Article 6
SURVIVAL OF REPRESENTATIONS AND WARRANTIES

6.1	Survival of Representations and Warranties of the Vendor and the Principal

The representations and warranties of the Vendor and the Principal contained in Section 3.1 will survive Closing and will continue in full force and effect for the benefit of the Purchaser as follows:

(a)	For eighteen (18) months after the Closing Date, save and except that: (i) the Fundamental Representations (except for those representations and warranties contained in Section 3.1(q) (Taxes)) will survive for a period of seven (7) years; and (ii) those representations and warranties contained in Section 3.1(q) (Taxes) will not terminate until the date that is 90 days after the expiration of the period during which any Tax assessment (including any reassessment or other form of recognized document assessing liability for Taxes under Applicable Law) may be issued by a Governmental Entity in respect of any taxation year to which such representations and warranties extend. The period relating to Section 3.1(q) (Taxes) will be determined having regard to any consent, waiver, agreement or other document that extends the period during which a Taxing Authority may issue a Tax assessment or other form of recognized document assessing liability for Taxes under Applicable Law.

(b)	Except for claims relating to fraud, no claim may be made for indemnification hereunder for breach of any representation or warranties after the expiration of the survival period applicable to such representation and warranty set forth above.

6.2	Survival of Representations and Warranties of the Purchaser

The representations and warranties of the Purchaser contained in Section 3.2 will survive the Closing and will continue in full force and effect for the benefit of the Vendor for a period of eighteen (18) months following the Closing Date, save and except that the representations and warranties contained in Section 3.2(a) (Corporate Existence of Purchaser; Capacity and Power), Section 3.2(b) (Binding Obligations) and Section 3.2(c) (Absence of Conflict) will survive for a period of seven (7) years.

6.3	Subsequent Claims

An obligation to indemnify for Damages will continue after the end of the applicable survival period set forth in this Agreement if a claim for indemnification with respect to such Damages was made in accordance with this Agreement before the end of the applicable survival period. If a claim for indemnification is made in accordance with this Agreement before the end of the applicable survival period, then the party making the claim for indemnification may make subsequent claims for indemnification related to the same matter if the nature and extent of the Damages is not known at the time the claim for indemnification is made, even if such subsequent claims for indemnification are made after the expiry of the applicable survival period.

6.4	Survival of Covenants

Nothing herein will limit any covenant or agreement of the parties that, by its terms or otherwise, contemplates performance after the Closing Date, all of which covenants and agreements will survive the Closing Date.

6.5	Business Agreement

The parties acknowledge and agree that this Agreement is a “business agreement” under Section 22(5) of the Limitations Act, 2002 (Ontario) and that the parties have expressly agreed in this Article 6 to vary the limitations periods prescribed by such act. Notwithstanding the provisions of the Limitations Act, 2002 (Ontario) or any other Applicable Law, an indemnified Party may commence a Proceeding in respect of a claim arising from any inaccuracy or misrepresentation in, or breach of, any representation or warranty of a party hereto, as referred to in a claim asserted within the time periods stipulated in Section 6.1 or Section 6.2 at any time on or before the second anniversary of the last date upon which such claim is permitted to be asserted under Section 6.1 or Section 6.2.

Article 7
Indemnification

7.1	Indemnity by the Vendor and the Principal

Subject to the terms and conditions of this Article 7, the Vendor and the Principal shall jointly and severally indemnify, defend and hold harmless the Purchaser Indemnified Parties from and against any and all Damages incurred, sustained or suffered by the Purchaser Indemnified Parties (or any of them) as result of, in connection with, arising out of, with respect to or based upon:

(a)	any breach of, or inaccuracy in, any representation or warranty of the Vendor and the Principal contained in Section 3.1;

(b)	any breach or non-fulfilment of any covenant or agreement on the part of the Vendor or the Principal contained in this Agreement;

(c)	any Taxes of the Target with respect to a Pre-Closing Tax Period or the portion, as determined in accordance with Section 8.1(b), of any Straddle Period ending on or before the Closing Date (in each case, to the extent that such Taxes were not specifically identified and accounted for on the Closing Statement);

(d)	the Pre-Closing Reorganization;

(e)	any Closing Transaction Expenses to the extent not specifically identified and accounted for on the Closing Statement; and

(f)	any Indebtedness to the extent not specifically identified and accounted for on the Closing Statement.

7.2	Indemnity by the Purchaser

Subject to the terms and conditions of this Article 7, the Purchaser shall indemnify, defend and hold harmless the Vendor from and against any and all Damages incurred, sustained or suffered by the Vendor as a result of, in connection with, arising out of, with respect to or based upon:

(a)	any breach of, or inaccuracy in, any representation or warranty of the Purchaser contained in Section 3.2; and

(b)	any breach or non-fulfilment of any covenant or agreement on the part of the Purchaser contained in this Agreement.

7.3	Limitations on Indemnification

The party making a claim under this Article 7 shall be referred to as the “Indemnified Party”, and the party or parties against whom such claims are asserted under this Article 7 shall be referred to as the “Indemnifying Party”. The indemnification provided for in Section 7.1 and Section 7.2 will be subject to the following limitations:

(a)	If the Indemnifying Party is the Vendor, and the Indemnified Party is a Purchaser Indemnified Party:

(i)	except for any Damages arising from a breach of any Fundamental Representations or those representations and warranties contained in Section 3.1(q) (Taxes) or any claims relating to fraud, the Vendor shall have no liability and the Purchaser Indemnified Parties shall not be indemnified under Section 7.1(a) for a breach of, or inaccuracy in, a representation and warranty, and no Damages may be recovered from the Vendor and the Principal with respect thereto, unless and until the aggregate amount of indemnifiable Damages suffered by the Purchaser Indemnified Parties exceeds Fifty One Thousand Four Hundred Fifty Dollars ($51,450) (the “Threshold”), provided that if the aggregate amount of indemnifiable Damages suffered by the Purchaser Indemnified Parties exceeds the Threshold then the indemnification obligations of the Vendor and the Principal under Section 7.1(a) for a breach of a representation and warranty shall apply to the full amount of all Damages from the first dollar (including the amount of the Threshold);

(ii)	except for any Damages arising from a breach of any Fundamental Representations or those representations and warranties contained in Section 3.1(q) (Taxes) or any claims relating to fraud, the liability of the Vendor and the Principal and the aggregate indemnifiable Damages recoverable by the Purchaser Indemnified Parties under Section 7.1(a) will not exceed an amount equal to forty percent (40%) of the Purchase Price; and

(iii)	the aggregate amount of all Damages for which the Vendor and the Principal may be liable pursuant to Section 7.1(a) for breaches of, or inaccuracies in, Fundamental Representations and those representations and warranties contained in Section 3.1(q) (Taxes) will not exceed the Purchase Price.

(b)	The limitations and caps on liability set out in this Section 7.3(a) will not apply to Damages suffered or incurred by the Purchaser Indemnified Parties (or any of them) caused by or relating to fraud.

(c)	For purposes of calculating the amount of any Damages that are the subject matter of a claim for indemnification in connection with a breach of, or inaccuracy in, any representation or warranty, any reference to “materiality”, “material respects”, or other similar qualification or limitation that is contained in or is otherwise applicable to such representation or warranty will be disregarded.

7.4	Direct Claims

The Indemnified Party shall give the Indemnifying Party written notice of any claim for indemnification under this Article 7 which has not arisen in respect of a Third Party Claim (a “Direct Claim”). Any such notice will describe the breach or inaccuracy and other material facts and circumstances upon which such claim is based and the estimated amount of Damages involved, in each case, in reasonable detail in light of the facts then known to the Indemnified Party; provided however, that no defect in the information contained in such notice from the Indemnified Party to any Indemnifying Party will relieve such Indemnifying Party from any obligation under this Article 7, except to the extent such failure to include information known to the Indemnified Party actually and materially prejudices such Indemnifying Party. In the case of a Direct Claim, if the Indemnifying Party delivers a written notice to the Indemnified Party stating that it objects to such Direct Claim (a “Dispute Notice”) within fifteen (15) days of receipt of written notice of such Direct Claim, the Indemnifying Party will have thirty (30) days from delivery of the Dispute Notice within which to make such investigation as the Indemnifying Party considers necessary or desirable. If the Direct Claim has not been resolved prior to the expiration of such thirty (30) day period, the Indemnifying Party and the Indemnified Party will each be free to pursue such remedies as may be available to them on the terms and subject to the provisions of this Agreement. If the Indemnifying Party does not deliver a Dispute Notice within fifteen (15) days of receipt of written notice of such Direct Claim, the Damages set out in such notice will be deemed admitted by, and be valid and binding upon, the Indemnifying Party.

7.5	Third Party Claims

In the case of a Proceeding made or commenced by any Person other than a party to this Agreement or an Affiliate of a party hereto (including any Governmental Entity) in respect of which an Indemnified Party is entitled to indemnification from an Indemnifying Party under this Article 7 (a “Third Party Claim”), other than a claim for indemnification related to Taxes, which shall be governed by the provisions of Section 8.1, the provisions in the following paragraphs of this Section 7.5 apply:

(a)	The Indemnified Party shall give the Indemnifying Party prompt written notice of such Third Party Claim, which notice will describe the Third Party Claim in reasonable detail, will include copies of all material written evidence thereof, and will indicate the estimated amount, if reasonably known, of the Damages that have been or may be sustained by the Indemnified Party. The Indemnifying Party shall have the exclusive right to conduct and control, through counsel of its own choosing, and at its own cost and expense, the defense of any Third Party Claim or any action arising therefrom, so long as the Indemnifying Party gives written notice to the Indemnified Party within fifteen (15) days after the Indemnified Party has given notice of the Third Party Claim under this Section 7.5(a) that it will conduct and control the defense of the Third Party Claim; provided, however, that if the Indemnifying Party is the Vendor such Indemnifying Party will not have the right to assume the defense and defend or direct the defense of any Third Party Claim that: (i) together with any other pending claims for indemnification from the Indemnified Party, would reasonably be expected to, if successful, result in liability for indemnification under Section 7.1 or Section 7.2 exceeding any of the monetary limitations set forth in Section 7.3(a); (ii) seeks an injunction or other equitable relief; (iii) involves or is reasonably likely to involve any criminal charges or a criminal investigation against a Purchaser Indemnified Party; (iv) relates to Taxes of the Target; (v) where the Indemnified Party determines, in good faith, upon advice of counsel to such Indemnified Party, that (A) there are legal defenses available to such Indemnified Party that are inconsistent with those available to the Indemnifying Party or (B) there exists a conflict of interest between the Indemnifying Party and such Indemnified Party; or (vi) impacts the reputation, goodwill, or business relationships of any of the Purchaser Indemnified Parties, then, in each case (i) through (vi), Indemnifying Party will be liable for the reasonable fees and expenses of counsel to such Indemnified Party. The Indemnified Party shall at all times have the right to fully participate in the defense at its own expense.

(b)	If the Indemnifying Party is entitled and elects to assume the defense of a Third Party Claim:

(i)	it shall diligently conduct the defense and it will have the right to take such action as it deems necessary to avoid, dispute, defend, appeal or make counterclaims pertaining to any such Third-Party Claim in the name and on behalf of the Indemnified Party;

(ii)	the election will conclusively establish for purposes of this Agreement that the Indemnified Party is entitled to indemnification under this Agreement for any Damages arising, directly or indirectly, from or in connection with the Third Party Claim; and

(iii)	in conducting the defense of any such Proceeding, the Indemnifying Party shall, and shall cause its counsel to, consult with the Indemnified Party and counsel selected by it, and shall keep such counsel, if any, and the Indemnified Party fully advised of the progress thereof.

(c)	The Indemnified Party and the Indemnifying Party shall cooperate with each other in all reasonable respects in connection with the defense of any Third-Party Claim, including making available (subject to the provisions of Section 7.6) records relating to such Third-Party Claim and furnishing, without expense (other than reimbursement of actual out-of-pocket expenses) to the defending party, employees of the non-defending party as may be reasonably necessary for the preparation of the defense of such Third-Party Claim; provided however, that nothing in this Section 7.5 or otherwise requires any party hereto to furnish any materials prepared by such party’s financial, accounting or legal representatives if, in the reasonable judgment of such party and after consultation with outside counsel, such access would jeopardize any solicitor-client privilege.

(d)	If the Indemnifying Party does not assume the defense of a Third Party Claim, if the Indemnifying Party does not diligently conduct the defense of a Third Party Claim or is otherwise not entitled to assume the conduct and control of the defense of any Third Party Claim, the Indemnified Party may conduct the defense of the Third Party Claim at the expense of the Indemnifying Party and the Indemnifying Party shall be bound by any determination resulting from such Third Party Claim or any compromise or settlement effected by the Indemnified Party.

(e)	With respect to any Third Party Claim subject to this Article 7, the parties shall cooperate in a manner to preserve in full (to the extent possible) the confidentiality of all Confidential Information and solicitor-client privilege. In connection therewith, each party agrees that:

(i)	it shall use its best efforts, in respect of any Third Party Claim in which it has assumed or participated in the defense, to avoid production of Confidential Information (consistent with Applicable Law and rules of procedure); and

(ii)	all communications between any party and counsel responsible for or participating in the defense of any Third Party Claim will, to the extent possible, be made so as to preserve any solicitor client privilege.

7.6	Settlement of Third Party Claims

No compromise or settlement of a Third Party Claim may be effected by the Indemnifying Party without the Indemnified Party’s written consent (such consent not to be unreasonably withheld or delayed) unless: (a) there is no finding or admission of any violation by the Indemnified Party of any Applicable Laws or any rights of any Person; (b) the sole relief provided is monetary damages that are paid in full by the Indemnifying Party; and (c) such compromise or settlement results in the full and general release of all Indemnified Parties from all liabilities arising out of, relating to, or in connection with, such Third Party Claim.

7.7	Characterization of Indemnity Payments

Any indemnification payments made pursuant to this Agreement will be considered, to the extent permissible under Applicable Law, as adjustments to the Purchase Price for all Tax purposes.

7.8	Sole Remedy

Except as set forth in Section 10.6 and as further specified in this Section 7.8, from and after Closing, the rights of indemnity set out in this Article 7 are the sole and exclusive remedy of each party in respect of Damages it may suffer or incur as a result of, in respect of, or arising out of any incorrectness in or breach of any representation or warranty or any breach or non-fulfilment of any covenant or agreement on the part of any party contained in this Agreement, other than claims in respect of fraud. The foregoing will not prohibit a party from making any claim for fraud, specific performance or injunctive relief without regard to the provisions of this Section 7.8.

7.9	Deductions and Withholding

Notwithstanding any provision to the contrary in this Article 7 or elsewhere in this Agreement, any indemnification payment to be made to any Indemnified Party with respect to Damages pursuant to this Article 7 will be paid free and clear of all deductions and withholdings, save only as may be required by Applicable Law. If any deduction or withholding is required by Applicable Law to be made in respect of any sum payable under this Agreement, then the sum so payable will be increased by such amount as to ensure that the net sum received by the Person receiving payment will equal the full sum that such Person would have received in the absence of that requirement to make a deduction or withholding.

7.10	Set-Off

The Purchaser and Corporation are entitled to set-off any Damages subject to indemnification under this Agreement or arising under any Contract, instrument, certificate or other document delivered pursuant to this Agreement or in connection with the Transaction, against any amounts payable by the Purchaser and/or the Target to the Vendor or the Principal from time to time, including any payments under this Agreement or any of the Ancillary Agreements and including any dividends, distributions, redemption proceeds or other amounts otherwise payable by the Target in respect of the Retained Shares; provided, however, that the exercise of any such set-off right shall not constitute an admission of liability or agreement as to the validity or amount of the underlying claim, and the Vendor shall retain the right to dispute or contest such claim in accordance with this Agreement (it being understood that any such set-off shall remain effective pending resolution of any such dispute).

7.11	Recovery and Release of the Indemnity Escrow Amount

(a)	Any indemnifiable Damages or other amounts payable to a Purchaser Indemnified Party in accordance with this Agreement, must be paid: (i) first, from the Indemnity Escrow Amount; and (ii) next, by the Vendor.

(b)	Within ten (10) Business Days of any claim for indemnification becoming a Settled Claim, if such Settled Claim provides that an amount is due and payable by the Vendor to the Purchaser or any Purchaser Indemnified Party, the Purchaser and the Vendor shall submit a joint written instruction to the Escrow Agent in accordance with the terms of the Escrow Agreement requiring the Escrow Agent to release to the Purchaser the portion of the Indemnity Escrow Amount required to satisfy the Settled Claim. No delay in providing such joint instruction to the Escrow Agent will be deemed to deny the Purchaser of its entitlement to its applicable portion of the Indemnity Escrow Amount.

(c)	For purposes of this Section 7.11, “Outstanding Claims” means, as of any applicable release date, claims under Section 7.1 that have not been finally determined as of such date, and “Retained Indemnity Escrow Amount” means the portion of the Indemnity Escrow Amount withheld on account of Outstanding Claims.

(i)	On the date that is twelve (12) months after the Closing Date (the “Initial Escrow Release Date”), the Purchaser and Vendor shall provide a joint written instruction to the Escrow Agent in accordance with the terms of the Escrow Agreement instructing the Escrow Agent to release to the Vendor an amount equal to twenty-five percent (25%) of the original Indemnity Escrow Amount, minus the sum of any Outstanding Claims. For greater certainty, the Retained Indemnity Escrow Amount shall continue to be held by the Escrow Agent following the Initial Escrow Release Date and shall only be released in accordance with Section 7.11(d).

(ii)	On the date that is eighteen (18) months after the Closing Date (the “Indemnity Escrow Release Date”), the Purchaser and Vendor shall provide a joint written instruction to the Escrow Agent in accordance with the terms of the Escrow Agreement instructing the Escrow Agent to release to the Vendor the remaining balance of the Indemnity Escrow Amount (if any), minus the sum of any Outstanding Claims. For greater certainty, any Retained Indemnity Escrow Amount shall continue to be held by the Escrow Agent following the Indemnity Escrow Release Date and shall only be released in accordance with Section 7.11(d).

(d)	All or any part of the Outstanding Claims will cease to form part of the Outstanding Claims and the corresponding portion of the Retained Indemnity Escrow Amount shall be released to the Vendor or the Purchaser, as applicable, upon the earliest to occur of:

(i)	any Outstanding Claim becoming a Settled Claim;

(ii)	it being agreed between the Purchaser and the Vendor that any of the Outstanding Claims should be reduced; and

(iii)	any final judgment or order of a court of competent jurisdiction binding on the Purchaser and the Vendor from which no appeal may be taken (a “Final Order”) in respect of all or a portion of the Retained Indemnity Escrow Amount.

(e)	Upon the occurrence of any event described in Section 7.11(d), the Purchaser and the Vendor shall submit a joint written instruction to the Escrow Agent in accordance with the terms of the Escrow Agreement requiring the Escrow Agent to release to the Purchaser or the Vendor, as applicable, the amounts from the Retained Indemnity Escrow Amount in accordance with the directions set forth in such joint written instruction or Final Order, as applicable. No delay in providing such joint instruction to the Escrow Agent will be deemed to deny either party of its entitlement to its applicable portion of the Outstanding Claims.

Article 8
POST-CLOSING COVENANTS

8.1	Taxes

(a)	The Vendor, with respect to the Target, will cause to be prepared on a timely basis the income Tax Returns for any Pre-Closing Tax Period which have not been filed at the Closing Date, in a manner consistent with past practices, except as required by Applicable Law (the “Pre-Closing Tax Returns”). The Vendor shall provide a draft of the Target’s Pre-Closing Tax Returns to the Purchaser, no later than 30 days prior to its due date, for the Purchaser’s review and comment. The Vendor shall revise the Target’s Pre-Closing Tax Returns to reflect the Purchaser’s comments received by the Vendor within fifteen (15) days of the delivery of such Pre-Closing Tax Returns to the Purchaser, provided, however, the Vendor is not required to make any such revisions should the Vendor deem that such revisions are unreasonable or inconsistent with applicable Tax legislation, which such determination is to be made in the Vendor’s sole discretion, acting reasonably and in good faith. All costs and expenses associated with the preparation and filing of the Pre-Closing Tax Returns shall be borne by the Vendor, and not the Purchaser or the Target.

(b)	All Tax Returns for a Straddle Period required to be filed by the Target after the Closing Date (the “Straddle Period Tax Returns”) will be prepared by the Purchaser in a manner consistent with the Target’s past practice except as otherwise required by Applicable Law. Any Straddle Period Tax Returns shall, at the prior written request of the Vendor, be provided to the Vendor for its review and comment as soon as reasonably practicable before filing (the parties acknowledging that some types of Tax Returns may be customarily prepared substantially contemporaneously with their due date). The Purchaser shall consider in good faith any reasonable comments that are timely provided by the Vendor. In respect of any Straddle Period, the portion of such Taxes allocable to the Pre-Closing Tax Period shall be: (i) in the case of any Taxes, other than Taxes based upon or related to income or receipts, or franchise Taxes, or Taxes based on capitalization, debt or shares of stock authorized, issued or outstanding, or ad valorem Taxes, be deemed to be the amount of such Tax for the entire taxable period multiplied by a fraction the numerator of which is the number of days in the Straddle Period ending on the Closing Date and the denominator of which is the number of days in the entire Straddle Period; and (ii) in the case of any Tax based upon or related to income or receipts, or franchise Taxes, or Taxes based on capitalization, debt or shares of stock authorized, issued or outstanding, or ad valorem Taxes, be deemed equal to the amount which would be payable if the relevant Straddle Period ended as of the Closing Date.

(c)	To the extent that any Taxes are payable by the Target in respect of a Pre-Closing Tax Period pursuant to Section 8.1(a) or Section 8.1(b) that were not specifically identified in the Closing Statement, the Vendor shall promptly pay such amounts to the Target, and the Purchase Price shall be correspondingly reduced by such amounts.

(d)	The parties shall, and shall each cause their subsidiaries and Affiliates to, provide to the other such cooperation and information, as and to the extent reasonably requested by the other, in connection with the filing of Tax Returns, determining liability for Taxes, and any audit or other legal Proceeding with respect to Taxes, each at their own expense. Such cooperation will include the retention and (upon the other party’s request) the provision of records and information reasonably relevant to any such Tax Returns, Tax liability, or audit or other legal Proceeding. Each party will retain all Tax Returns and related records and materials of the Target for the Tax periods first ending after the Closing Date and for all prior Tax periods until the expiration of the applicable statute of limitations (and, to the extent the other Party reasonably requests, any extensions thereof) for the Tax periods to which the Tax Returns and other records and materials relate, and abide by any applicable record retention agreements entered into with any Governmental Entity. Thereafter, the party holding such Tax Returns or related records or materials may dispose of them provided that such party shall give the other party notice prior to doing so, and, if the other Party so requests, allow the other party to take possession or make copies of such Tax Returns or related records or materials. Each party shall make its employees reasonably available on a mutually convenient basis at its cost to provide explanation of any documents or information so provided.

(e)	If any Governmental Entity, pursuant to Applicable Law, is entitled to take collection action in Proceeding relating to Taxes of the Target (a “Tax Proceeding”), notwithstanding the defense relating thereto, the Vendor shall pay or cause to be paid such amount that is subject to such collection action (the “Prepaid Amount”) to the Target within the time prescribed by Applicable Law. In the event such Tax Proceeding is subsequently settled in accordance with the terms of a settlement or final non-appealable judgment, the Target shall promptly reimburse to Vendor the lesser of: (i) the Prepaid Amount and any interest received from the Governmental Entity thereon (net after-Tax); and (ii) the Prepaid Amount less the final amount of Tax due pursuant to such Tax Proceeding in accordance with the terms of such settlement or final non appealable judgment.

(f)	The Vendor, at the Vendor’s sole cost and expense, shall have the right to control any audit or other Proceeding in respect of any Tax Return or Taxes of the Target (a “Tax Contest”) to the extent it solely relates to Pre-Closing Taxes; provided, however: (i) the Vendor shall keep the Purchaser reasonably informed regarding the status of such Tax Contest and the Purchaser shall be provided copies of any material correspondence relating to such Tax Contest; (ii) the Vendor shall consult in good faith with the Purchaser and the Target regarding the defense of such Tax Contest and the Purchaser and Target shall have the right to participate in such Tax Contest; (iii) the Vendor will provide the Purchaser and the Target with a reasonable opportunity to comment on any representations or submissions proposed to be made to a Governmental Entity in respect of such Tax Contest and to attend any meeting with any such Governmental Entity with respect to such matters; and (iv) the Vendor shall not settle, resolve or abandon (and shall not allow the Target to settle, resolve or abandon) such Tax Contest without the prior written consent of the Purchaser (which shall not be unreasonably withheld, conditioned, or delayed). If the Vendor chooses not to exercise the Vendor’s right to assume control of a Tax Contest, the Purchaser and the Target will provide the Vendor with a reasonable opportunity to comment on any representations or submissions proposed to be made to a Governmental Entity in respect of such Tax Contest and to attend any meeting with any such Governmental Entity with respect to such matters. Where a Tax Contest relates, in part, but not solely, to Pre-Closing Taxes, the Purchaser shall have the right to control such Tax Contest provided, however: (v) the Purchaser shall keep the Vendor reasonably informed regarding the status of such Tax Contest (to the extent it pertains to Pre-Closing Taxes); (vi) the Purchaser shall consult in good faith with the Vendor regarding the defense of such Tax Contest in respect of Pre-Closing Taxes and the Vendor shall have the right to participate in such Tax Contest in respect of Pre-Closing Taxes; (vii) the Purchaser will provide the Vendor with a reasonable opportunity to comment on any representations or submissions proposed to be made to a Governmental Entity in respect of any Pre-Closing Taxes and to attend any meeting with such Governmental Entity in respect of any Pre-Closing Taxes; and (viii) the Purchaser shall not settle, resolve or abandon (and shall not allow the Target to settle, resolve or abandon) the portion of any Tax Contest pertaining to Pre-Closing Taxes without the prior written consent of the Vendor (which shall not be unreasonably withheld, conditioned, or delayed). If any Governmental Entity is entitled to take collection action in respect of any Tax Contest, notwithstanding any defense relating thereto or if an amount has to be paid in order to advance the Tax Contest, to the extent it relates to Pre-Closing Taxes, the Vendor shall pay to the Purchaser such amount that is subject to such collection action or that is required to be so paid and, upon the timely receipt of such amount, the Purchaser shall cause the Target to pay the full amount required to be paid by the Target to the relevant Governmental Entity within the time required by applicable Laws.

(g)	If the Target is assessed or reassessed by a Governmental Entity under Parts III or III.1 of the Tax Act (or under an equivalent provision in the Tax legislation of a Canadian province) in respect of any deemed or declared dividend on or prior to the Closing Date, or any such assessment or reassessment is so threatened, and if the Purchaser so requests, the Vendor agrees to consent to the filing of elections pursuant to subsections 184(3) or 185.1(2) of the Tax Act (or under an equivalent provision in the Tax legislation of a Canadian province) in respect of any excessive capital dividend designation or excessive eligible dividend designation, respectively.

8.2	Tax Refunds

If, on or after the Closing Date, the Target obtains any refund of Taxes, in cash or through a reduction to Taxes payable for a Pre-Closing Tax Period, including any interest received or credited thereon (any such refund, a “Pre-Closing Tax Refund”), the Purchaser shall provide to the Vendor notice of the Pre-Closing Tax Refund (the “Refund Notice”) within twenty (20) Business Days of receiving the Pre-Closing Tax Refund and will pay to the Vendor an amount equal to the Pre-Closing Tax Refund, less any out-of-pocket expenses and any Taxes incurred or payable by the Target as a direct result of obtaining the Pre-Closing Tax Refund (and interest, if any, payable in respect of any such Taxes) to the extent not already reflected in the Estimated Closing Statement or Closing Statement, as applicable, by way of wire transfer of immediately available funds within five (5) Business Days of sending the Refund Notice. Any amounts payable under this Section 8.2 shall constitute an adjustment to the Purchase Price, subject to applicable law. Nothing in this Section 8.2 shall require that the Purchaser make any payment with respect to any Pre-Closing Tax Refund (and such Pre-Closing Tax Refund shall be for the benefit of the Purchaser) that is the result of the carrying back of any net operating loss, non-capital loss or other Tax attribute or Tax credit incurred or generated in any Post-Closing Tax Period. The Purchaser hereby agrees to cause the Target to use commercially reasonable efforts to apply for and pursue all Pre-Closing Tax Refunds in a manner consistent with the way the Target has historically been applying for and pursuing such refunds and credits.

8.3	Public Statements

No press release, public statement or announcement or other public disclosure (a “Public Statement”) with respect to this Agreement or the Transaction may be made by the Vendor, Principal or Purchaser except with the prior written consent and approval of the other parties, unless the Public Statement is required by Applicable Law or a Governmental Entity, in which case the Vendor, Principal or Purchaser, as applicable, shall use their reasonable best efforts to obtain the written approval of the other parties as to the form, nature and extent of the disclosure.

8.4	Confidentiality

From and after the Closing, the Vendor and the Principal will treat and hold all of the Confidential Information and shall refrain from using any of the Confidential Information except in connection with this Agreement (including enforcement hereof), Tax-related matters and in the performance of the Principal’s duties for the Target pursuant to the Employment Agreement. In the event that the Vendor or the Principal is requested or required (by oral question or request for information or documents in any legal proceeding, interrogatory, subpoena, civil investigative demand or similar process) to disclose any Confidential Information, then the Vendor or the Principal, as the case may be, will notify the Purchaser promptly of the request or requirement so that the Purchaser may seek an appropriate protective Order or waive compliance with the provisions of this Section 8.4. If, in the absence of a protective Order or the receipt of a waiver hereunder, the Vendor or the Principal, as the case may be, is, on the advice of counsel, compelled to disclose any Confidential Information to any tribunal or else stand liable for contempt, the Vendor or the Principal, as the case may be, may disclose the Confidential Information to the tribunal; provided, however, that the Vendor or the Principal, as the case may be, shall use its/her commercially reasonable efforts to obtain, at the reasonable request and expense of the Purchaser, an Order or other assurance that confidential treatment will be accorded to such portion of the Confidential Information related to the Target required to be disclosed as the Purchaser shall designate. Notwithstanding the foregoing, nothing contained herein shall prevent any party from using Confidential Information in connection with any Tax-related matter or with respect to any legal proceeding related to the Target.

8.5	Fees and Expenses

Except as otherwise set forth in this Agreement, the Purchaser will pay for its own fees and expenses and the Vendor and the Principal shall pay for their own fees and expenses as well as the fees and expenses of the Target which are, in each case, incurred in connection with the negotiation, preparation, execution and performance of this Agreement, the Ancillary Agreements, the Transaction and the agreements contemplated by them, including the fees and expenses of legal counsel, investment bankers and accountants.

8.6	Tulong Option

(a)	The Purchaser shall have the option (the “Tulong Option”), exercisable by delivering written notice to the Vendor at any time during the twenty four (24) month period commencing on the date of this Agreement (the “Tulong Option Period”), to purchase from the Vendor (or, if applicable, directly from the Principal) fifty one percent (51%) of the issued and outstanding shares of Tulong Technologies Inc. (“Tulong”) for an aggregate purchase price of Six Hundred Sixteen Thousand Dollars ($616,000) (the “Tulong Option Price”), payable as follows: (i) Three Hundred Eight Thousand Dollars ($308,000) in cash; and (ii) Three Hundred Eight Thousand Dollars ($308,000) in Class B common shares of Rad Technologies, Inc. (“RAD”) to be issued by RAD at the direction of the Purchaser, in each case on the closing of such acquisition. During the Tulong Option Period, the Vendor and the Principal shall, and shall cause Tulong to, provide the Purchaser and its Representatives with reasonable access, upon reasonable notice and during normal business hours, to the books, records, financial statements, contracts, personnel and other information of Tulong as the Purchaser or its Representatives may reasonably request for the purpose of conducting due diligence in connection with the Tulong Option.

(b)	During the Tulong Option Period, the Vendor and the Principal shall not, and shall not cause or permit Tulong to, directly or indirectly: (i) Transfer (as such term is defined in the Post-Closing Shareholders Agreement) all or any portion of the shares or other securities of Tulong, the Platform (as such term is defined in the Post-Closing Shareholders Agreement), or any material asset of Tulong (or Control of Tulong) to any Person; (ii) grant any exclusive licence of or exclusive right to use the Platform (or any material component thereof) to any Person; (iii) create, incur or permit to exist any Encumbrance over the shares or other securities of Tulong, the Platform or any material asset of Tulong; or (iv) take any other action that would adversely affect the Tulong Option or the Purchaser’s ability to exercise the Tulong Option or acquire the shares of Tulong contemplated hereby, in each case without the prior written consent of the Purchaser (which consent may be unreasonably withheld); provided that this Section 8.6(b) shall not restrict Tulong from creating, adopting or amending any equity (or equity-linked) compensation plan for non-voting shares with a pool size not to exceed 10% of Tulong’s fully diluted share capital.

(c)	The closing of the acquisition of Tulong shares pursuant to the Tulong Option shall take place within thirty (30) days following delivery of the exercise notice by the Purchaser (or such later date as may be required to obtain any necessary regulatory or governmental approvals or consents), on terms and conditions to be set out in a definitive share purchase agreement to be negotiated in good faith by the Purchaser and the Vendor (or the Principal, as applicable), provided that such agreement shall contain customary representations, warranties, covenants and indemnification provisions appropriate for a transaction of this nature, including customary conditions to closing relating to compliance with applicable laws and the receipt of all required regulatory and governmental approvals, consents and filings. In connection with the closing of such acquisition, the Purchaser, the Vendor (or the Principal, as applicable) and Tulong shall enter into a shareholders agreement, in substantially the form of the Post-Closing Shareholders Agreement, with only such modifications as are necessary to reflect the identity of the parties and the shareholding structure of Tulong, regarding the organization and affairs of Tulong and the purchase and sale of their shares in the capital of Tulong under certain circumstances.

Article 9
TERMINATION

9.1	Termination of Agreement

This Agreement may be terminated as provided below:

(a)	the Purchaser and the Vendor may terminate this Agreement by mutual written consent at any time prior to the Closing;

(b)	the Purchaser may terminate this Agreement by giving written notice to the Vendor at any time prior to the Closing in the event:

(i)	the Vendor has breached any representation, warranty or covenant contained in this Agreement, which breach would cause the conditions in Section 5.1 or 5.3 not to be satisfied, and the Purchaser has notified the Vendor of the breach, and the breach has continued without cure for a period of five (5) days after the notice of the breach, so long as the Purchaser did not cause the breaching party or parties to breach such representation, warranty or covenant; or

(ii)	if the Closing has not occurred on or before August 1, 2026 by reason of the failure of any condition precedent under Section 5.1 or 5.3, unless the failure results primarily from the Purchaser itself breaching any representation, warranty or covenant contained in this Agreement.

(c)	The Vendor may terminate this Agreement by giving written notice to the Purchaser at any time prior to the Closing in the event:

(i)	the Purchaser has materially breached any representation, warranty or covenant contained in this Agreement which breach would cause the conditions in Sections 5.2 or 5.3 not to be satisfied, the Vendor has notified the Purchaser of the breach, and such breach has continued without cure for a period of five (5) days after the notice of the breach, so long as none of the Vendor or the Principal caused the Purchaser to breach such representation, warranty or covenant; or

(ii)	if the Closing has not occurred on or before August 1, 2026 by reason of the failure of any condition precedent under Section 5.2 or 5.3, unless the failure results primarily from the Vendor or the Principal themselves breaching any representation, warranty or covenant contained in this Agreement.

9.2	Effect of Termination

In the event of the termination of this Agreement in accordance with this Article 9, this Agreement shall forthwith become void and there shall be no liability on the part of any party hereto, except:

(a)	as set forth in Section 10.6 hereof; and

(b)	if this Agreement is terminated by a party because of a breach of this Agreement by the other party or because a condition for the benefit of the terminating party has not been satisfied because the other party has failed to perform any of its obligations or covenants under this Agreement, the terminating party’s right to pursue all legal remedies will survive such termination unimpaired.

Article 10
MISCELLANEOUS

10.1	Notices

(a)	All notices, requests and other communications to any party hereunder will be in writing, delivered by courier or email, and will be given:

If to the Vendor or the Principal, to:

Joycelyn David
[***]

Email: [***]

- with a copy to –

Dentons Canada LLP
99 Bank Street, Suite 1420
Ottawa, ON K1P 1H4

Attention: [***]
Email: [***]

If to the Purchaser, to:

RAD Canadian Holdings, Inc.
c/o Torkin Manes LLP
1500-151 Yonge Street
Toronto, Ontario, Canada
M5C 2W7

Attention: [***]
Email: [***]

- with a copy to –

Torkin Manes LLP
1500-151 Yonge Street
Toronto, Ontario, Canada
M5C 2W7

Attention: [***]
Email: [***]

(b)	Any such notice or other communication will be deemed to have been given and received on the day on which it was delivered or transmitted (or, if such day is not a Business Day, on the next following Business Day).

(c)	Any party may at any time change its address for service from time to time by giving notice to the other parties in accordance with this Section 10.1.

10.2	No Third Party Beneficiaries

Except pursuant to Article 7 (whereby each of the Purchaser Indemnified Parties are intended to be third party beneficiaries of the provisions of said Article), the Parties intend that this Agreement shall not benefit or create any right or cause of action in, or on behalf of, any Person other than the parties to this Agreement and no Person, other than the parties to this Agreement shall be entitled to rely on the provisions of this Agreement in any Proceeding or other forum.

10.3	Amendments and Waivers

(a)	Any provision of this Agreement (including any Exhibit or Schedule) may be amended or waived if, but only if, such amendment or waiver is in writing and is signed, in the case of an amendment, by the Purchaser and the Vendor, or in the case of a waiver, by such party against whom the waiver is to be effective.

(b)	No failure or delay by any party in exercising any right, power or privilege hereunder will operate as a waiver thereof nor will any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. Subject to Section 7.8, the rights and remedies herein provided will be cumulative and not exclusive of any rights or remedies provided by Applicable Law.

(c)	No waiver of any of the provisions of this Agreement will be deemed, or will constitute, a waiver of any other provision, whether or not similar, unless the waiver of such other provision is expressly referenced, nor will any waiver constitute a continuing waiver.

10.4	Successors and Assigns

The provisions of this Agreement will be binding upon and inure to the benefit of the parties hereto and their respective heirs, executors, administrators, personal legal representatives, successors and permitted assigns; provided however that no party may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the consent of the Purchaser and the Vendor, as the case may be, except that the Purchaser may (a) assign this Agreement to one or more subsidiaries or Affiliates of the Purchaser, so long as the Purchaser guarantees all of the obligations under this Agreement of such subsidiaries or Affiliates, (b) grant security over its rights hereunder to any bank or other lender providing credit to Purchaser, and (c) to any successor by amalgamation, in each case, without the prior written consent of the Vendor.

10.5	Governing Law

This Agreement is and shall be deemed to be a contract entered into and made pursuant to the laws of the Province of Ontario and the laws of Canada applicable therein. In the event of any dispute regarding this Agreement, each party attorns and submits to the non-exclusive jurisdiction of the courts of the Province of Ontario.

10.6	Specific Performance; Injunctive Relief

(a)	In the event of any breach or threatened breach by a party hereto of any covenant, obligation or other agreement set forth in this Agreement, each of the parties hereto will have and retain, without any proof of actual damages (and in addition to any other remedy that may be available to it), the rights to specific performance and injunctive relief to enforce the observance and performance of such covenant, obligation or other agreement and an injunction preventing or restraining such breach or threatened breach.

(b)	Without limiting the generality of the foregoing, the parties acknowledge that money damages would not be a sufficient remedy for any breach or threatened breach of this Agreement and that irreparable harm would result if this Agreement were not specifically enforced. Therefore, the rights and obligations of the parties will be enforceable by a decree of specific performance issued by any court of competent jurisdiction, and appropriate injunctive relief may be applied for and will be granted in connection therewith, without necessity of a bond or other security or collateral or proving actual damages and without regard to the adequacy of any remedy at law. A party’s right to specific performance and injunctive relief will be in addition to, and not exclusive of, such party’s right to seek any other remedy conferred hereby, or by law or in equity upon such party, and the exercise by a party hereto of any one remedy will not preclude the exercise of any other remedy.

10.7	Counterparts

This Agreement may be signed in any number of counterparts, each of which will be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument.

10.8	Entire Agreement

This Agreement and each of the Ancillary Agreements entered into in connection with this Agreement constitute the entire agreement among the parties with respect to the subject matter of this Agreement and the Ancillary Agreements and supersedes all prior agreements understandings, negotiations and discussions, both oral and written, with respect to the subject matter hereof and thereof. There are no representations, warranties, covenants, conditions or other agreements, express or implied, statutory or otherwise, between the parties relating to the subject matter hereof and thereof except as specifically set forth in this Agreement and the Ancillary Agreements.

10.9	Currency

All dollar amounts referred to in this Agreement and all Schedules and Exhibits are in Canadian funds unless otherwise stated.

10.10	Severability

If one or more provisions of this Agreement are held to be unenforceable under Applicable Law, such provision will be excluded from this Agreement and the balance of the Agreement will be interpreted as if such provisions were so excluded and will be enforceable in accordance with its terms.

10.11	Further Assurances

Each party will, from time to time, execute and deliver all such further documents and instruments and do all acts and things as the other party may reasonably require to effectively carry out or better evidence or perfect the full intent and meaning of this Agreement.

10.12	Captions

Titles, headings and captions used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

10.13	Execution by Electronic Transmission

The signature of any of the parties may be evidenced by a scanned email or other electronic internet transmission copy of this Agreement bearing such signature.

The remainder of this page intentionally left blank.

WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the day and year first above written.

VENDOR:

2682534 ONTARIO CORPORATION

Per:	/s/ Joycelyn David
Name:	Joycelyn David
Title:	President
I have authority to bind the corporation

PRINCIPAL:

/s/ Joycelyn David
Joycelyn David

PURCHASER:

RAD CANADIAN HOLDINGS, INC.

Per:	/s/ Steven Silver
Name:	Steven Silver
Title:	Secretary
I have authority to bind the corporation

Signature page to the Share Purchase Agreement

List of Exhibits

EXHIBIT A

Pre-Closing Reorganization

EXHIBIT B

Estimated Closing Statement

EXHIBIT C

Disclosure Schedule

EXHIBIT D

Sample Calculation of Working Capital

The Company agrees to furnish supplementally a copy of any omitted exhibit to the Commission upon request.